Annual Report 2005

Coles Myer Ltd.

Maintaining
momentum...



Contents

Corporate Social Responsibility Report 2005 enclosed





Vintage Cellars – Rob Francis, Team Member, Vintage Cellars Ashburton – had his third wine book published this year.

Myer – Danny Hyde, Customer Service and Selling Manager, Myer Chadstone – nominated for a Shining Star Award.





Kmart – Jodie Hammond, Store Manager, Kmart Chadstone – leading a team delivering consistently high sales growth.



Bi-Lo – Renee Cunningham, Team Member, Bi-Lo Woodend – won National Customer Passion Award for commitment to customer service.

...by becoming the best team

Our Coles Myer team members are the heart and soul of our business, achieving great things every day.

Coles Express – Kara Montoneri, Retail Area Manager, Coles Express – won the Coles Express Achiever Award in the category of Employee Passion, April 2005.





Officeworks – Jackie Cook, Team Member, Officeworks – part of a Furniture Services team of three who received an Officeworks Topworks award in 2004.



Coles – Daryl Desfoses, Buyer, Coles – finalist for the 2005 Australian Retailers Association (Victoria) Young Retailer of the Year.

Target – Gillian Woolridge, Ladieswear Buyer, Target (right) – part of Target Innovation team for Coles Myer Awards, with Anne Murison, Merchandise Manager, Target, The Glen (left).



Maintaining momentum

...by delighting our customers





Through listening

To build a better business, we continually listen and talk to our team members, customers and business partners. We work hard to create open and positive relationships with our suppliers, with regular discussions and briefings. Our Investor Relations team responds to all correspondence received from both large and small shareholders. Our team members tell us ways we can make Coles Myer a better place to work through company-wide surveys.

At the frontline of our business, we have embarked on extensive customer research to gain deeper insights into customers' shopping needs. Through this process, we hope to better create the shopping experience they expect in our stores both now and in the future.

With innovation

Innovative thinking has been a key driver of Coles Myer's success in 2005.

The ground-breaking Coles Myer gift card range has struck a chord with customers, who appreciate its flexibility and practicality. Over 3.5 million gift cards have been sold since their launch 12 months ago. Our innovative new Coles housebrand range has already met with positive customer response. With our 1st Choice Liquor stores, we have unveiled an exciting new approach to liquor retailing in Australia.

The Coles Myer team has also built a set of common values that will guide the way we treat each other, our suppliers and our customers.





With quality

As well as demanding that our products are competitive on price, our customers also expect that they meet the highest quality and safety benchmarks. Coles Myer's Quality Control team works constantly with our merchants and suppliers to ensure products meet the exacting standards our customers demand.

The team also plays a key role in developing our exciting new Coles housebrand range, ensuring these products meet and exceed our customers' quality expectations.

Through better rewards

We have continued to develop exciting new ways to reward our customers by leveraging the scale of the Coles Myer Group. Our relaunched Coles Myer Source MasterCard now rewards customers for their everyday shopping. Customers have responded with enthusiasm to the card's new features, which include a fuel discount offer, enhanced FlyBuys and no annual fee. It's the everyday savings tool for Australian shoppers.

Our **MYER one** customer loyalty program has continued to build strong customer support, with 560,000 members in its first year, and 630,000 members by September 2005.

...by growing shareholder value

Our Five-Year Strategy – the journey so far









2002 - Year 1

Our success begins with one team, the right strategy building on the strength of the whole Coles Myer Group.

2003 - Year 2

We're moving forward and beginning to deliver on our promise to be Australia's number one retailer in all our brands.

2004 - Year 3

Well on the way to delighting our customers, growing shareholder value and being the best team.

2005 - Year 4

Maintaining momentum as we get closer to achieving our five-year strategic goals.

2005 - Year 4

Delighting our customers

- Innovation underpins our program to further leverage our unique loyalty offer: Coles Express, FlyBuys, Coles Myer Source MasterCard, **MYER one** card.
- Coles launches market leading, world standard housebrand range – better value and quality for customers.
- Non-food brands deliver against strategy – Kmart, Myer, Target and Officeworks each operating in distinct market segments giving customers the right products at the right prices in the right stores.
- Supermarkets continuously improve our 'fresh' offer.
- Coles Myer Gift Card launches with immediate success – more than 3.5 million cards sold since August 2004.
- New large format 1st Choice Liquor Superstore commences rollout – Australia's best liquor range and the lowest prices, guaranteed.

Being the best team

- Introduction of new company-wide Coles Myer values and behaviours – underpinning our three goals of Growing Shareholder Value, Delighting our Customers, and Being the Best Team.
- Coles Myer Institute – offering professional development for more than 110,000 team members during this year.
- Annual Coles Myer Awards – recognising outstanding achievements by our team members in six categories: Customer Passion, Team Member Passion, Innovation, Business Excellence, Business Support, and Safety.

- Online recruitment site www.career.colesmyer.com – reaching over one million hits, and now one of Australia's most successful recruitment sites.
- Coles Myer diversity strategy focussing on improving the diversity of our workforce.
- Contractor safety induction – focussing on safety for more than 128,000 contractors.
- Half-yearly team member climate tracking surveys – offering team members the opportunity to provide feedback on their working environment.

Growing shareholder Value

- 2005 underlying return on investment up 250 basis points.
- 2005 underlying net profit after tax up 17.6%.
- 2005 dividends per share up 14.7% to 33.25 cents per share.
- 2005 sales up 13.3% to $36.6 billion (including concession sales).
- Looking to a sustainable, profitable future – plans underway for our next five-year strategy including divestment of Megamart and consideration of Myer's future within the Group.
- Supply chain transformation – contracts signed for new distribution centres.
- New store openings:
  – 30 supermarkets
  – 47 liquor stores, including two 1st Choice Liquor Superstores
  – 5 Kmart stores
  – 11 Target stores
  – 9 Officeworks stores.

CML vs All Ordinaries – relative performance (1 August 01 - 31 July 05)



Coles Myer Ltd.

All Ordinaries

| 170 | 160 | 150 | 140 | 130 | 120 | 110 | 100 | 90 | 80 | 70 |

01.08.01 01.08.02 01.08.03 01.08.04 31.07.05

Sales¹ ($million)





13.3%

36,552

23,780 · 25,689 · 27,017 · 32,267

'01 '02 '03 '04 '05

Underlying net profit² ($million)





17.6%

678.1

330.0 · 353.8 · 455.6 · 576.5

'01 '02 '03 '04 '05

Ordinary dividend³ (cents)





14.7%

33.25

25.5 · 25.5 · 26.0 · 29.0

'01 '02 '03 '04 '05

1 Includes concession sales.

2 Excludes significant items (2001), accounting policy changes, profit on sale of Sydney Central Plaza and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2003), interest from the restructuring of the Employee Share Plan by its trustees and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2004), Megamart divestment costs and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2005).

3 Excludes 10.0 cents special dividend 2001.

Maintaining momentum

...by delivering sustainable growth

This has been a successful year for Coles Myer in which we have delivered double-digit earnings and sales growth.

Q What have been the main achievements for Coles Myer in 2005?

Chairman, Rick Allert: The Company has maintained strong momentum as John and his team completed the fourth year of our five-year turnaround strategy.

It has been a good year for shareholders.

The Company has delivered double-digit sales and earnings growth and its balance sheet has continued to strengthen.

Dividends were up by 14.7 percent. Total Shareholder Return (TSR) was 11.92 percent. Our return on investment has also increased to 24.1 percent.

We have returned surplus funds to shareholders and improved long-term shareholder value through an on-market and off-market share buy-back.

CEO, John Fletcher: Everything we have done in the last year has been built around three key goals: Growing Shareholder Value, Delighting our Customers and Being the Best Team.

We could not have made such good financial progress without being totally focussed on offering our customers the best possible retail experience.

This means ensuring our brands offer great value, range and convenience every day, and offering a compelling suite of loyalty programs. These include the Coles Express fuel discount, enhanced FlyBuys, the Coles Myer Source MasterCard and the **MYER one** card.

No other Australian retailer can match the quality and reach of this unique program.

And, to maintain our absolute focus on customers, we must continue to build the best team, with a culture that is more collaborative, open and innovative, driven by a leadership team with a shared vision, goals and strategy.

Q What have been the key achievements this year for the Food and Liquor division, and Fuel?

RA: Coles Myer's big engine, the Food and Liquor division, continues to grow strongly. Despite intense competition and undergoing

significant internal change, this business delivered double-digit earnings growth.

We restructured the supermarkets' management team to remove layers and bring it closer to customers. Our goal, now successfully implemented, was to have one focussed retail support team for our two supermarket brands: Coles and Bi-Lo.

We have started introducing our unique new three-tiered housebrand range that offers products in good, better and best grocery categories. This will create a real point of difference for us and provide customers with even greater value.

The liquor team, now located in Melbourne to work more closely with supermarkets, has begun implementing its new large-format store strategy. As a first stage, we will open 15 of our new 1st Choice Liquor Superstores before the end of 2006.

Our fuel business, Coles Express, continues to make an outstanding contribution, both as a standalone business and as a key part of our overall loyalty program.

Q How are the non-food brands performing?

JF: The non-food group – Target, Kmart, Myer and Officeworks – performed well this year despite tightening retail conditions. These brands have all made very strong progress since we started our journey four years ago.

All of them are now distinctly positioned in the market, all of them have a clear customer proposition, and all of them are offering the right merchandise at the right prices to their customers.

While each of these brands has done well, Target deserves special mention for its outstanding result – a 47.4 percent increase in earnings on top of the previous year's increase of 64.0 percent.

Q What is the future of Myer – are you planning to sell it?

RA: Our current examination of options for Myer's future must be viewed in the context of the development of our next five-year plan.

It is in this context that we are considering what is the best shareholder outcome for Myer: retention, de-merger or trade sale. For the directors to make a fully informed decision we have been consulting internally and externally and, although we have no pre-determined timetable, the process is now well underway.

Q What progress has been made on leveraging the scale of the Coles Myer Group?

JF: In leveraging the unique scale of the Coles Myer Group we are looking at things that are both visible and invisible to customers.

This year, we have leveraged our ability to connect loyalty programs in different ways to delight our customers. A FlyBuys-for-fuel offer allowed some customers to redeem FlyBuys points for a tankful of Coles Express fuel, while customers who signed up for a Coles Myer Source MasterCard were entitled to an attractive Coles Express fuel offer. Coles Myer Gift Cards and the Insurance Card have also been highly successful innovations introduced during the year.

Largely invisible to customers but no less important, our supply chain transformation projects are also bringing significant and tangible benefits. Integrated systems and technologies are creating productivity and efficiency gains in the way we source goods from our suppliers and transport them to our warehouses and stores, and are improving on-shelf availability.

RA: We have also built on our Corporate Social Responsibility (CSR) platform that embraces and involves all of our businesses and sets out how we view our commitments in terms of Corporate Governance, People and Workplace, the Environment and the Community. As Australia's largest private sector employer, represented in almost every community in Australia, we are very conscious of our responsibilities and proud of the contribution we can make to the communities in which we operate.

Q&A with the Chairman and CEO



Left: John Fletcher – CEO
Right: Rick Allert – Chairman

Q Looking forward, what are the main areas of focus for the Company?

JF: We will be very focussed on delivering on the fifth and final year of our current strategy, including the aspirational target we set ourselves to grow shareholder value when we began our current five-year journey.

We will continue to learn more about what our customers value so that we can refine and more closely target our offer to individual customer needs.

And we will continue to integrate our new Coles Myer Values and Behaviours into everything we do across the entire organisation as a cornerstone of making Coles Myer a better place to work, a better place to shop, a better place to invest and a better company with which to do business.

RA: While we complete our current five-year strategy, we will simultaneously look beyond that.

We have begun the process of planning for the next five years.

Some of the questions we will address in the next year include: how can we continue to grow shareholder value, delight our customers and be the best team, and what should Coles Myer look like in 2010?

The journey ahead will see the team continue to leverage the scale of Coles Myer for the benefit of customers and shareholders. This is about demonstrating how the whole can be substantially greater than the sum of the parts.

John and his team are focussing on how the businesses that make up Coles Myer can work and innovate together to extract the additional benefits available to us as a group, as well as the maximum value from each individual brand.

The future looks exciting!

Maintaining momentum

...by transforming our business

...through a better shopping experience for our customers, a better place to work for our team members and a better place to invest for our shareholders.

Supply chain

A complete transformation of our supply chain is improving the way we get goods to stores. This means fresher products and the right goods on the shelves when and where our customers want them.





Values and behaviours

Our team members have developed a common set of values for the whole organisation. These will ensure that Coles Myer is a great place to work, enabling us to focus on delighting our customers, building strong relationships with suppliers and growing shareholder value.

Information technology

We are implementing world-class, integrated IT systems that support the Coles Myer group of businesses through the whole product lifecycle – from the supplier to the consumer. A key focus is on reducing the complexity of our Food and Liquor systems, ensuring consistency across the brands and reducing the cost of maintaining the systems.



1st Choice Liquor

1st Choice Liquor Superstore is Coles Myer's newest brand and offers a huge range, unbeatable prices and an entertaining retail experience. 1st Choice stores are truly innovative and feature interactive kiosks, plasma screens with news and specials updates, a dedicated BEERWORLD section, and the 1st Choice Price Promise which guarantees the lowest liquor prices in Australia.





Information technology and 1st Choice working together

1st Choice interactive kiosks are an IT innovation, enabling customers to access tasting notes and product information on over 3,000 products. An innovative party planner allows customers to print out a tailored shopping list for their party.

Housebrands

An exciting new three-tiered strategy for Coles' housebrand products is designed to better meet customers' expectations of quality, value and choice. Housebrands are expected to drive loyalty and increase margins across the business.



Maintaining momentum

...with value, range and convenience

The Food and Liquor division and our Coles Express fuel business both performed strongly during the year, delivering double-digit earnings growth and record sales.

More customers are choosing to shop and re-fuel with us as we continue to invest in the things that matter to them while also positioning the business for growth and profitability.

This means continuing to offer a range of quality products and great service in stores that are conveniently located in the communities where our customers live and work.

We continued to improve our network, opening 30 new supermarkets and 47 liquor stores.

We also completed a program to simplify the support structures that sit behind our stores. This included restructuring our supermarket division to create a single cohesive team supporting our two brands – Coles and Bi-Lo.

Across our supermarkets business, we are continuing our focus on business transformation in our supply chain and information technology systems.

Throughout the year, we progressed key initiatives including the introduction of a new merchandising system, roll cages and shelf-friendly packaging. We also reduced the number of direct-to-store deliveries. These changes will help us delight our customers by improving the availability of products and help free up our people to focus on customer needs.



13% Profit

Food and Liquor

	2005	2004	Change
Sales ($m)	19,255	18,015	6.9%
Retail EBIT ($m)*	732.6	650.4	12.6%
Retail margin (%)	3.81	3.61	

* Excludes restructuring costs (2005 $22.5m), liquor relocation costs (2004 $14.6m) and Mt Druitt centre restructure costs (2004 $5.0m). Restated to include Coles online, which was previously recorded in Emerging Businesses, and certain administrative costs which were previously recorded in Property and Unallocated.





We also introduced some innovative technologies to enhance the customer experience, such as in-store television and radio and interactive kiosks which provide quick easy access to useful information.

We relocated our liquor team from Sydney to Melbourne so they could work more closely with the supermarket team.

The liquor team has wasted no time in developing and implementing its new strategy that includes building larger format stores, with the rollout of new 1st Choice Liquor Superstores already underway.

Coles Express has continued its exceptional performance, both as a standalone business and as a key part of our loyalty program.

The outlook for our Food, Liquor and Fuel businesses is good. We will continue to invest in things that matter to our customers:

- a wide range of products that are good value and good quality, including Australia's best housebrands range.

- a constant focus on improving service and product availability.

- an ongoing program of store openings and refurbishments, ensuring our stores are modern, easy to shop in and close to where people live and work.



83% Profit

Coles Express

	2005	2004	Change
Sales ($m)	5,559	3,177	75.0%
Retail EBIT ($m)	36.8	20.1	83.1%
Retail margin (%)	0.66	0.63	






baking paper
non-stick cooking paper
you'll love coles
15 metres x30cm
300 metres x33cm
cling wrap
plastic food wrap
60 metres x33cm
30 metres x33cm

Coles Supermarkets

Our aim is to delight customers with great value and convenience.

We are committed to giving customers more for their money through competitive everyday prices, supported by strong and relevant promotions.

This year we have continued to innovate our fresh food offer by launching exciting new products to deliver great value and more convenience for our customers. We have supported this with a continuous focus on training for our team members.

Almost 97 percent of our fresh produce is sourced from Australian suppliers and at least 85 percent of our total grocery offer is Australian. As part of our commitment to sourcing Australian products, we have continued to develop close relationships with key primary industry producers, in particular with fresh food growers and our meat suppliers, through the Colestock program. Over 70 percent of Coles meat is supplied by Colestock producers, consisting of hundreds of dedicated graziers providing prime quality meat and a supply chain that has traceability from paddock to plate.

We are focussed on sustaining these relationships to ensure we can continue to provide customers with great quality fresh foods today and well into the future.

We have put a lot of work into our new housebrand strategy, which is designed to optimise choice for our customers. The strategy sees customers able to choose housebrand products from three distinct tiers including:

- '$mart Buy' products, offering quality at the lowest price.
- 'you'll love coles' products, with quality equal to or better than their branded equivalents.
- 'George J Coles' products, distinguished by exceptional quality and innovation.

We have launched the first products in the 'you'll love coles' housebrand range. Customers will now see a gradual introduction of other products in this range and in our '$mart Buy' range, before we introduce our premium 'George J Coles' products.

Our growth initiatives continue to be supported by the successful 'save everyday' marketing campaign, which promotes our competitive prices, wide range, quality and value.

Our store expansion and improvement program continued with 16 new stores opened and 4 refurbishments during the year. Our national network now numbers over 500 stores.

We will remain focussed on further strengthening the value and prices we offer, improving our fresh departments and developing our new housebrand range – all underpinned by our strong commitment to improve our customers' experiences when they visit our stores.



Bi-Lo Supermarkets

Our aim is to be Australia's leading discount supermarket, offering the cheapest weekly shopping basket to customers who demand value. Consistently improving what we offer and communicating the great value of our fresh foods and Bi-Lo housebrand range is helping us to achieve this.

Throughout the year we have enhanced the range of fresh foods we offer by adding exciting new products to bring our customers more convenience and greater value for money. We also improved our popular Bi-Lo housebrand range by introducing or redesigning packaging for more than 400 Bi-Lo products.

Our successful Why Pay More campaign continues to resonate with customers and contribute to our sales growth. We have reinforced it with other promotional initiatives such as the Market Day national campaign which offers our Bi-Lo customers extra savings on fresh food every Wednesday.

We continued to build our store network by opening 9 new stores, bringing our national network to 214.

Through the coming year we will maintain our focus on value and convenience by continuing to drive operational excellence and improving our fresh food offer and housebrand range.



Liquor

Our aim is to be the best value liquor retailer in Australia.

This year, we relocated our liquor team from Sydney to Melbourne enabling the liquor and supermarkets teams to work more closely together and take better advantage of the size of the Coles Myer Group.

This year we set about developing a new strategy to grow our liquor brands. The new business strategy was launched to the market and our team members in March.

This year saw the launch of our new large format brand, 1st Choice Liquor Superstore. 1st Choice takes liquor retailing to a new level by offering customers the best range of liquor at guaranteed lowest prices, as well as providing an entertaining retail experience. Our two new stores in Balwyn and Tooronga are already proving very popular with customers.

The growth of our hotel business has been a key focus and we recently acquired seven hotels in Queensland, bringing our total to 31 nationally.

The ongoing refurbishment of our Liquorland stores will see them transformed to offer true convenience for customers.

The refurbishments include a more select range, a brighter store, open fridges and new merchandise initiatives such as grouping wines under $10 together to give customers the convenience of shopping by price.

Eleven stores have been refurbished so far, and the response from customers has been very positive.

Throughout the coming year we will continue with our plans for growth of our brands.



Coles Express

Our aim is to be Australia's number one fuel and convenience retailer.

This year we have continued to build on our offer of competitive fuel prices and quality fuel and merchandise at the most convenient locations.

In addition to our fuel discount program, we have worked with other Coles Myer brands to expand customer rewards, most notably with Liquorland and the Coles Myer Source MasterCard. These promotions have offered customers in some cases up to 20-cents per litre off their fuel purchase.

We have continued to innovate in our stores with new merchandise, promotions and exclusive customer competitions. We also tailored our offer during key trading periods – Christmas, Easter, Mother's Day, and Valentine's Day – to maximise our position as a convenience destination catering for 'last minute' needs.

In May, we commenced a trial in Victoria of new fresh food products and convenience items, and we will integrate the learning from this trial into our convenience store strategy.

We began a major upgrade of Coles Express car wash sites in Victoria and Tasmania. 'Coles Express Wash' offers a fully-automated, superior wash that is safety guaranteed and scratch-free. It is convenient and also environmentally friendly, using environmentally compliant water recycling systems and biodegradable chemicals.

In partnership with Shell Australia, we introduced Shell Unleaded 95, a higher density and higher octane unleaded fuel that offers customers improved fuel economy. In line with the industry, we began the progressive withdrawal of lead replacement petrol, due to the decline in demand for this product.

Behind the scenes, we continued to integrate our technology, processes and financial systems into a common platform that fits seamlessly within the Coles Myer Group. This allows Coles Express to operate as a national business, and streamlines back-office processes, enabling our store teams to focus on customer service.

In the coming year, we will continue to build our network of convenient locations and work on opportunities to grow and improve the Coles Express business.

Maintaining momentum

...with clear customer offers

Our General Merchandise and Apparel businesses – which include Kmart, Myer, Target and Officeworks – performed well in what was a tougher year for non-food retailers in Australia.

Part of our focus in rebuilding these brands over the last four years has been to make their performance less susceptible to the peaks and troughs of economic cycles and consumer spending. So it was pleasing to see that this year, despite challenging conditions driven by an interest rate increase, tightening consumer spending and unseasonally warm weather impacting on winter apparel sales, these brands all performed strongly.

Each of these businesses is now much stronger than when we began this journey four years ago. The brands are succeeding by executing their clearly defined turnaround strategies.

Customers have clear expectations of each of these brands:

- Kmart – the number one discount department store for families, providing the best prices on the best products.
- Myer – Australia's leading department store.

8% Profit

Kmart

	2005	2004	Change
Sales ($m)	4,026	3,799	6.0%
Retail EBIT ($m)*	92.5	85.4	8.3%
Retail margin (%)	2.30	2.25	

* Excludes the benefit on re-measurement of Kmart New Zealand onerous lease provision (2005 $3.5m; 2004 $15.4m).



30% Profit

Officeworks

	2005	2004	Change
Sales ($m)	1,240	1,102	12.5%
Retail EBIT ($m)*	67.1	51.7	29.8%
Retail margin (%)	5.41	4.69	

* Restated to include Harris Technology, which was previously recorded in Emerging Businesses.
  Restated to exclude intra-group transactions.



- Target – stylish, value-focussed and differentiated stores, an alternative to specialist stores.
- Officeworks – a leading retailer of quality office and technology products for home offices and small-to-medium sized businesses.

Our challenge, our passion and our focus is on executing our strategies for these businesses for the benefit of our customers.



47% Profit

Target

	2005	2004	Change
Sales ($m)	3,102	2,852	8.8%
Retail EBIT ($m)	222.5	150.9	47.4%
Retail margin (%)	7.18	5.29	



46% Profit

Myer

	2005	2004	Change
Sales ($m)	3,096	3,031	2.1%
Retail EBIT ($m)*	38.7	71.9	(46.2)%
Retail margin (%)	1.25	2.37	

* Excludes the Mt. Druitt centre restructure costs (2004 $14.2m) and the results of Megamart. Includes concession sales (2005 $213.8m; 2004 $135.1m).







Kmart

Our aim is to be the leading discount department store for families in Australia and New Zealand, with the best range of products at great prices and a comfortable shopping environment. Through our Kmart Tyre and Auto Service centres we also aim to provide families with the best car-care centre options.

Our event program exceeded expectations with successful Stocktake, Back to School, Home Sale, Mother's Day and Toy Sale events.

Our buying, marketing and store teams have continued their focus on building and promoting Kmart's key national brands; including Living with Deborah Hutton in homewares; Jackeroo, and Patio by Jamie Durie in outdoor; Now and Girl Xpress in apparel, and World for Kids in the toy department.

The team focus at Kmart has also seen us strengthen our commitment to safety, with the successful adoption of an injury care program and induction for contractors, suppliers and demonstrators. Kmart also continues to look for innovative and practical ways to improve our commitment to diversity and work/life balance.

This year at Kmart we completed 15 store refurbishments and 46 entertainment reworks. We opened five new stores, taking the total number of stores to 167 in Australia (including five Kmart Garden Supercentres) and 13 in New Zealand. We also opened 16 Kmart Tyre and Auto Service centres, taking the total to 195. We have identified opportunities for further expansion for both Kmart and Kmart Tyre and Auto Service centres in the coming year.

We are proud of our achievements in 2005 and look forward to building on them further in 2006.



Myer

Our aim is to become Australia's leading department store and a house of brands. This year we continued to make progress towards this, with further improvements in our merchandise, stores and customer service.

More leading new brands were added across the store, including DKNY, Tara Jarmon, Karen Walker, Toni Maticevski, Alex Perry, Flore (in partnership with Jane Parker), Manolo Blahnik, Michael Kors, Stella McCartney, Missoni and Johanna Ho.

Myer continued to upgrade stores to flagship standard – Myer Bondi in Sydney, and Myer Chadstone in Melbourne. Myer Brisbane and Myer Perth both underwent a complete renovation, creating clean, white and stylishly accessible shopping destinations for customers. The ground floor cosmetics hall at Myer Melbourne was also renovated, bringing customers the very latest in cosmetics retailing and a host of exciting new brands including KIT, Prada and Becca.

Customer service continued to improve at Myer, with compliments often at record levels. To help ensure Myer continues to deliver its promised service, all frontline team members received customer service training this year, and many managers were further trained in advanced selling techniques.

We introduced other new and exciting initiatives including Virgin Music and Entertainment, and, in a first for department stores in Australia, a deal to bring Joh Bailey, one of Australia's most iconic hair stylists, to selected Myer stores from 2005.

Myer was awarded the inaugural Department Store Retailer of the Year Award by the prestigious industry publication, Ragtrader, reflecting many of the positive changes within the business in recent years.

Megamart

Megamart was relaunched in early December 2004 with the new brand proposition of bringing customers 'Your Tomorrow Today'. Megamart was repositioned to be a one-stop shop for the latest technology and entertainment. Being first to market and focussing on home entertainment, digital, home office and entertainment software were key to ensuring Megamart was able to differentiate itself in the market. Megamart stores were upgraded to reflect the needs of customers, and additional on-floor specialist selling team members were recruited and trained to ensure customers received the service expected in the highly technical electrical area.

While electrical sales improved, the nine stores in four states did not provide the scale to deliver the required profit improvement. As a result, Coles Myer announced that all nine Megamart stores will be divested in the 2006 financial year.



Target

Our aim is to make stylish living accessible to all Australians.

Target's commitment to offering the latest in fashionable products has strengthened our position this year as an important destination for customers to buy clothing, footwear and homewares.

Strong seasonal and events programs continued to excite customers and win their support, particularly the annual Toy Sale, Massive Home Sale and seasonal apparel launches.

The Target Country store format has proven to be a successful formula in regional Australia and we will continue our store rollout program for both Target and Target Country in 2006.

Other improvements to stores included the introduction of modern fixtures and fittings to better coordinate and enhance product display.

We will continue to build on what we do well – apparel and homewares – as well as focussing on improving inventory management and making the most of opportunities to grow categories such as footwear.

Combined with a commitment to developing and maximising the potential of our people, this strategy will ensure Target's ongoing success in a highly competitive market.



Officeworks

Our aim is to build on our position as the leading supplier of quality office and technology products for home offices and small-to-medium sized businesses.

We delivered strong sales growth throughout the year and continued to improve our profitability.

Our business machines and furniture departments generated strong sales growth. Customers responded well to the new furniture range launched late in 2004, and we continued to gain market share across the broad range of technology products we offer such as notebooks, printers, multi-function centres, computer accessories and digital cameras. We expanded our range of housebrand products, which was also an important contributor to our growth.

Our expansion program saw the opening of nine new stores, increasing our total network to 87 Officeworks stores and 8 Harris Technology Business Centres. Another 12 Officeworks stores were updated with major refurbishments, while 17 stores had the new Inkworks concept implemented, an area that provides customers with a wide selection of ink and toner cartridges at the lowest possible prices.

We also opened a fourth Customer Fulfilment Centre to support our BusinessDirect customers.

Customers responded well to our marketing events throughout the year, including our regular Christmas, Tax Time, The Works, and Back to School promotions, and we marked our tenth birthday through a sales celebration campaign.

We also launched a new direct brand – Officeworks BusinessDirect – created from the combination of Officeworks Direct and Viking Office Products. Customer reaction to the new brand has been excellent.

To continue our focus on developing the Officeworks team, we have put in place some important initiatives to help our team learn, including a career development program. We also introduced a national reward and recognition program.

Further opportunities exist to grow the retail and direct brands as well as the Harris Technology business. With the best team, prices and product ranges we are confident we can build on this year's success in 2006.

Board of directors

Patricia (Patty) E Akopiantz
Non-executive director
BA (Wellesley), MBA (Harvard), age 41,
(appointed director 2001)

Ms Akopiantz has extensive senior management and consultancy experience in retail and consumer industries both in Australia and overseas. As a management consultant with McKinsey, she advised some of Australia's leading companies on strategy and organisational change and helped lead the Retail and Consumer Goods Practice. She is a former General Manager of Marketing at David Jones and Vice President of a US apparel manufacturer. Ms Akopiantz is a director of Wattyl Limited (from 2005) and a member of the Advisory Council of the Australian Graduate School of Management and Chief Executive Women. She is also a director of the Foundation for Young Australians and the YWCA-NSW.

Richard (Rick) H Allert, AM
Chairman
FCA, age 62, (appointed director 1995,
Chairman from 10 October 2002)

Mr Allert has had a distinguished career as a chartered accountant. He is the Chairman of AXA Asia Pacific Holdings Limited (a director from 1995) and Voyages Hotels & Resorts Pty Ltd. Mr Allert is a director of the Australia Business Arts Foundation and a member of the Australia Council's Major Performing Arts Board, and has held positions with a number of government instrumentalities and community organisations over many years. Previous positions include Chairman of the Australasia Railway Corporation and Southcorp Limited (director 1983–2002).

Ronald K (Keith) Barton
Non-executive director
BSc, PhD (UNSW), FTSE, age 65,
(appointed director 2003)

Dr Barton is a former Chief Executive Officer and Managing Director of James Hardie Industries Ltd, after holding a variety of executive positions at CSR Ltd. Dr Barton's current directorships include Tower Ltd (from 2001), Citect Corporation Ltd (from 2001), Amcor Ltd (from 1999), Air Liquide Australia Limited and Vision Australia Limited. Dr Barton's previous board appointments include Goodman Fielder Ltd (Chairman), F H Faulding Ltd, Colonial Ltd and Australian Wealth Management Limited (2004-2005).

John E Fletcher
Managing Director and Chief Executive Officer
FCPA, age 54, (appointed director 2001)

Prior to Coles Myer, Mr Fletcher spent almost all his professional career with Brambles Industries, commencing in 1974, initially in an accounting role and then in a series of operating and senior management positions. He was appointed General Manager of the Transport Division in 1982, Commercial Director Europe in 1984, Managing Director CHEP Australia in 1986, Managing Director Brambles Australia in 1988 and Chief Executive Officer of Brambles Industries in 1993. Mr Fletcher retired as CEO of Brambles in 2001. He is also a director of Telstra Corporation Limited (from 2001).

William (Bill) P Gurry, AO
Non-executive director
LLB, age 58, (appointed director 2001)

Mr Gurry is the immediate former Executive Chairman of one of Australia's foremost investment banks, UBS Warburg. Prior to that he was that firm's Managing Director. He has had a career in the Australian finance sector, being a former Managing Director of Capel Court Corporation, National Mutual Royal Bank Limited and Executive Director of Australian Bank Limited. He is currently a director of Rabobank Australia Limited, Rabo Australia Limited, Cheviot Bridge Limited (from 2004), The Financial Markets Foundation for Children, New Matilda Pty Ltd, Australian Jesuit Foundation and the St Vincent's and Mercy Private Hospital. Previous positions include Chairman of AIDC Limited, Chairman of Ericsson Australia, Deputy Chairman of the Australian Film Commission, director of the Australian Film Finance Corporation, Chairman of GS Equity Pty Ltd, and Trustee of the National Gallery of Victoria.



Anthony (Tony) G Hodgson
Non-executive director
FCA, FAICD, age 65, (appointed director 2003)

Mr Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds. Mr Hodgson's current board appointments include HSBC Bank Australia Ltd, Deputy Chairman (Chairman Audit Committee) Tabcorp Holdings Ltd (director from 1994) and he is an Advisory Board member at VISY Industrial Packaging Holdings Limited. Mr Hodgson's previous directorships include RMG Limited (Chairman), Melbourne Port Corporation, Victorian TAB (Chairman), and Presidents Club Limited.

Sandra V McPhee
Non-executive director
DipEd, FAICD, age 59, (appointed director 2003)

Ms McPhee has over 25 years senior management experience in consumer facing organisations. Ms McPhee has held a variety of executive positions in the international aviation, tourism, and retail industries including most recently ten years with Qantas Airways Limited. She is a non-executive director of Australia Post, Perpetual Trustees Australia Limited (from 2004), The Art Gallery of NSW and St Vincents and Mater Health. Ms McPhee's previous appointments include Deputy Chair South Australia Water, and director of Primelife Corporation Limited (2003–2005), CARE Australia and Tourism Council Australia.

Martyn K Myer
Non-executive director
BEng, MESc, MSM (MIT), age 48, (appointed director 1996)

Mr Myer has extensive experience in financial services, engineering and biotechnology. He is Chairman of Cogstate Ltd (director from 2000), (a biotech company involved in Alzheimer's disease diagnosis and treatment), a director of Diversified United Investments Ltd (from 1991), the SP Austnet group of companies, and from 1994 until 2002, Managing Director of Merlyn Asset Management Pty Ltd, a boutique funds management company. Prior to his move to the financial services industry, he had extensive experience with some of Australia's leading manufacturers. Mr Myer has involvement in several philanthropic activities, including President of the Howard Florey Institute at the University of Melbourne and member of the board of The Myer Foundation. Previous appointments include director of The Myer Family Company Pty Ltd and The Myer Family Investments Pty Ltd.

J Michael Wemms
Non-executive director
BA, MBA, age 65, (appointed director 2003)

Mr Wemms has extensive retail and business experience in the United Kingdom. He worked at Tesco from 1972 to 2000 in a range of positions, including Store Manager, Personnel Director and Store Operations Director. He was a director of Tesco plc from 1989-2000 and a part-time advisor to the company until June 2003. His current non-executive directorships include the international automotive group, Inchcape plc (from 2004) and MAF Holding LLC of Dubai. Mr Wemms is Chairman of House of Fraser plc (director from 1996) and the British Retail Consortium.

Mark M Leibler, AC
Non-executive director
LLB. (Hons Melbourne), LLM (Yale), age 61, (appointed director 1995, retired 18 November 2004)

Mr Leibler is one of Australia's pre-eminent taxation advisors. As the Senior Partner of solicitors Arnold Bloch Leibler, he has advised major business, the Federal Government and educational institutions. He regularly participates in the formulation and review of tax law through his involvement in a large number of peak industry, professional and educational advisory bodies. Mr Liebler is also Co-Chair of Reconciliation Australia Limited, a non-profit company established to continue the leadership role of the Council for Aboriginal Reconciliation. Mr Leibler has made an outstanding contribution to the Jewish community, both nationally and internationally.

Committee membership
Audit/Governance Committee –

Tony Hodgson (Chair), Patty Akopiantz, Rick Allert, Martyn Myer, Michael Wemms

Nomination and Remuneration Committee –

Rick Allert (Chair), Keith Barton, Bill Gurry, Sandra McPhee

Corporate Social Responsibility Committee –

Rick Allert (Chair), Patty Akopiantz, John Fletcher, Martyn Myer

Board members (left to right):
Sandra McPhee, Patty Akopiantz, Martyn Myer, Rick Allert, Tony Hodgson, Keith Barton, John Fletcher, Bill Gurry, Michael Wemms.

Maintaining momentum

... by applying good corporate governance

Your directors and management are committed to high standards of corporate governance, which are embodied in the Company's Statement of Corporate Governance Principles. This establishes the framework for how the Board oversees the Company and performs its functions on behalf of shareholders.

Role of the Board

The Board is responsible for directing management to optimise the Company's performance and increase shareholder wealth by:

- providing strategic direction and adopting a corporate strategy;
- identifying and managing the principal risks of the Company's businesses;
- monitoring the conduct and performance of the Company and of senior management;
- appointing and appraising the CEO and ensuring that there are adequate plans and procedures for succession planning; and
- ensuring that appropriate procedures are in place so that the business of the Company is conducted in an honest, open and ethical manner.

Composition of the Board

The Board is to have a majority of independent directors so that it can bring quality judgments which are free of bias to all issues. An independent director is one who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.

The Board has adopted a definition of 'independence', which is in line with the ASX Corporate Governance Council Best Practice Recommendations. For full details visit www.colesmyer.com.

The Chairman of the Board should be an independent director. The Board currently comprises eight independent non-executive directors and one executive director, being the Managing Director.

Criteria for Board membership

For directors appointed by the Board, the Board will consider the range of skills and experience required in light of:

- the strategic direction and progress of the Company;
- the current composition of the Board; and
- the need for independence.

A director appointed by the Board must stand for election at the next annual general meeting. Apart from the Managing Director, all directors are subject to re-election by rotation at least once every three years.

Board committees

The Board carries out certain duties by delegation to Board committees. These committees meet regularly and make recommendations to the Board on the issues delegated to them. The committees' charters may be viewed on the Company's website.

Audit/Governance Committee

The committee assists the Board in relation to the Company's corporate governance framework, identification of areas of significant business risks and the monitoring of:

- the preparation of the Company's financial statements;
- adherence to the Company's Statement of Corporate Governance Principles;
- maintenance of an effective and efficient internal and external audit;
- effective management of business risks;
- compliance with laws and regulations; and
- business dealings, in particular related party transactions.

The committee is responsible for the appointment, compensation, retention and oversight of the work of the external auditor. Under the committee's charter all members must be independent directors. The committee members are Tony Hodgson (Chair), Patty Akopiantz, Rick Allert, Martyn Myer and Michael Wemms.

Nomination and Remuneration Committee

The principal responsibilities of the committee are:

- to advise the Board on directorship appointments, with particular attention to the mix of skills, experience and other qualities of existing directors;
- to advise the Board on the appointment of potential successors to the Chief Executive Officer;
- to review Board succession plans;
- to review independent experts' advice and then advise the Board annually on:
  - Chief Executive Officer's remuneration
  - Non-executive directors' remuneration;
- to annually review the Board's required mix of skills, experience and other qualities;

- to develop and implement a process for the orientation and education of new directors;
- to review and advise the Board annually on the components of remuneration for executives reporting directly to the Chief Executive Officer;
- review management's recommendations and advise the Board on:
  - Performance linked compensation packages for management
  - Executives' retirement, pension and superannuation schemes
  - Employee equity participation schemes;
- to review management's recommendations and advise the Board on succession plans and leadership development plans for key senior positions within the Company;
- to review the Company's industrial relations strategy; and
- to review strategic human resources matters.

Committee members are Rick Allert (Chair), Keith Barton, Bill Gurry and Sandra McPhee.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee advises the Board on issues related to the Company's social and environmental commitments to its stakeholders. Committee members are Rick Allert (Chair), Patty Akopiantz, John Fletcher and Martyn Myer.

Board appraisal process

The Board monitors and evaluates its performance and the performance of the Board committees and individual directors annually in order to fairly review and actively encourage enhanced Board effectiveness. External consultants are engaged to assist in the evaluation process. The Board also evaluates the performance of each director standing for re-election before deciding whether to recommend to shareholders that the director be re-elected.

Fair dealings and related party transactions

Directors, as well as senior management, convey the message to all stakeholders through the relevant policies and our internal review mechanisms that integrity and effective control cannot be compromised when dealing with suppliers, particularly if a supplier is a related party. The Company has implemented a comprehensive policy regarding related party transactions. A director, or entities in which a director has a significant interest and/or influence, who enters into a transaction with the Company (other than a transaction involving the payment of compensation), must make full disclosure. If the total value of the transactions for a month exceeds $1 million, details will be reported to the Audit/Governance Committee. Certain contracts with directors, or entities in which directors have a significant interest and/or influence, must be approved by the Audit/Governance Committee in advance of committing the Company.

Share trading

The Company's policy and procedures on dealing in the Company's securities requires that directors and employees who possess inside information should never deal in the Company's securities. It also provides that directors and senior executives are not permitted to trade in the Company's securities in the six-week period prior to the announcement of the half-year and full-year profit results.

Group results and monitoring

The Board has overall responsibility for the appropriate reporting of the CML Group results. In order to effectively carry out this function, the Audit/Governance Committee monitors the effectiveness of the Group's systems and internal financial controls. The Group's performance is monitored on a monthly basis through annual operating and capital budgets which have been established by the relevant business heads and approved by the Board. Internal Audit is used extensively to monitor the areas of greatest risk as identified by risk analysis. The external auditor reviews and tests the system of internal control to the extent necessary to form an opinion on the financial report.

External auditor independence

The independence and performance of the external auditor is subject to continual review by the Audit/Governance Committee. Audit engagement partners are rotated every five years, with the most recent rotation occurring in the 2002 financial year.

Code of Conduct

A Code of Conduct, based on the fundamental principle that all the Company business affairs shall be conducted legally, ethically and with strict observance of the highest standards of integrity and propriety, has been adopted by all directors and employees. It is wide ranging and describes how an individual should act in many different circumstances. It also provides guidance on how to resolve uncertainties and how to deal with suspected breaches of the Code by others. The Code may be viewed on the Company's website.

Non-executive director tenure policy

The Board has adopted a tenure policy for all non-executive directors. The policy provides that non-executive directors will hold office for no more than ten years (normally three full terms) unless there are special circumstances in which the Board considers that the director should serve longer. The Chairman is expected to serve in that role for at least five years.

Professional advice to directors

Subject to the approval of the Audit/Governance Committee, directors may engage an outside professional advisor at the expense of the Company in appropriate circumstances.

Corporate Governance (continued)

Communication with shareholders

The Company is committed to:

- ensuring that shareholders and the financial markets are provided with full and timely information about its activities;

- complying with continuous disclosure obligations contained in applicable Australian Stock Exchange (ASX) Listing Rules and the Corporations Act in Australia, and the equivalent requirements associated with the Company's listing in the United States;

- ensuring that all stakeholders have equal opportunities to receive externally available information issued by the Company.

The Company has established a Continuous Disclosure Committee which is responsible for monitoring the continuous disclosure practices of the Company, assessing the information provided by the Company's businesses and considering the appropriate response to any market rumours concerning the Company. Information is communicated to shareholders through the distribution of the Annual Report and whenever there are other significant developments to report. In addition, all significant information is posted on the Company's website (www.colesmyer.com) as soon as it is disclosed to the financial markets. The annual general meeting, along with profit and sales presentations, is also broadcast live on the website. A copy of all the governance policies referred to in this report are also able to be viewed on the Company's website.

Donations

The Board's decision to contribute to the major political parties, federally and in the states, is motivated by its desire to see a strong political system that supports the democratic process in Australia. Commitments made to political parties at the federal and state levels during the year were:

Australian Labor Party: $82,000

Liberal Party of Australia: $82,000

National Party of Australia: $23,500

ASX corporate governance recommendations

At the date of this report the Company complies with the ASX Principles of Good Corporate Governance and Best Practice Recommendations. The information required to be disclosed by those recommendations is found both in this Corporate Governance section and in the Directors' Report on pages 40 to 56 of this report.

Financial Statement Discussion and Analysis

Commentary on Statement of Financial Performance

Sales for the 53 weeks ended 31 July 2005 were $36,185.2 million, an increase of 12.8% when compared with the 52 weeks ended 25 July 2004. Before adjusting for the accounting policy change to exclude concessions from reported sales (refer Note 1), sales for the 53 weeks ended 31 July 2005 were $36,552.1 million, representing an increase of 13.3% when compared with the 52 weeks ended 25 July 2004.

Gross profit increased by $730.8 million to $8,898.4 million. As a percentage of sales, gross profit has decreased slightly due to the introduction of the lower margin fuel business.

Proceeds from the sale of non-current assets have decreased from $131.0 million to $20.6 million. This is primarily attributable to the disposal of stores and freehold properties in 2004 that did not occur in 2005.

Borrowing costs increased from $71.1 million to $74.0 million, which is a reflection of higher average debt levels.

Net profit for the year increased from $616.5 million to $624.5 million, an increase of $8.0 million or 1.3%.

In 2005, after adjusting for the after-tax impact of the Megamart divestment costs of $57.1 million and the benefit on re-measurement of the Kmart NZ onerous lease provision of $3.5 million, the net profit would have been $678.1 million.

In 2004, after adjusting for the after-tax impact of the interest received from the Coles Myer Employee Share Plan Trust of $24.6 million, and the benefit on re-measurement of the Kmart NZ onerous lease provision of $15.4 million, the net profit would have been $576.5 million.

Taking these adjustments into account, the net profit would have increased by $101.6 million or 17.6% in 2005.

Segment reporting was restructured during 2005 (refer Note 5). The following discussion and analysis is based on the restated segment results.

Food, Liquor and Fuel

Segment sales, excluding concession sales, have increased from $21,146.8 million to $24,670.2 million, an increase of $3,523.4 million or 16.7%. Excluding Coles Express, sales increased from $17,969.9 million to $19,045.0 million, an increase of $1,075.1 million or 6.0%.

Segment sales, including concessions, increased by $3,622.7 million to $24,814.3 million or 17.1%. After adjusting for sales relating to Coles Express (business commenced operations during 2004), sales increased from $18,014.7 million to $19,254.8 million or 6.9%.

The segment result (net profit before interest and tax) has increased by $96.0 million or 14.8% to $746.9 million. After adjusting for the Coles Myer Liquor Group head office relocation costs and the Bi-Lo Mt Druitt centre restructuring costs, the segment result would have been $670.5 million for 2004.

The supermarkets business also underwent substantial restructuring during 2005 as the Bi-Lo and Coles supermarket teams were brought together. Restructuring costs of $22.5 million were incurred during 2005 as a result. After adjusting for these restructuring costs, the 2005 segment result would have been $769.4 million.

Taking these adjustments into account, the segment result would have increased by $98.9 million or 14.8%. After adjusting for the results of Coles Express, the segment result of Food and Liquor would have increased by $82.2 million, or 12.6% to $732.6 million.

Sales momentum in the Food and Liquor division continued to increase, with growth initiatives focussed on delighting customers. This is a reflection of the ongoing commitment to innovation and improved value in fresh departments and expansion of the range across poultry and seafood, both growth opportunities for the future. Volumes in fresh continue to grow, with a particularly pleasing result in both fresh produce and the meat department. Product innovation in value added ready-to-eat products offer customers better choice and convenience.

The increase in the Food and Liquor result reflects sales leverage, reduced shrinkage and waste, and continued streamlining of costs through investment in the supply chain transformation.

The store expansion program continued according to plan, with 30 supermarkets and 47 liquor outlets opened during the year.

Coles Express has established the largest, most efficient fuel and convenience network across Australia, with 597 sites, and one of the country's best known and well established fuel offers, delivering great value to millions of customers every week. The two-year cycle of rolling out our new Coles Express fuel offer was completed this financial year. Coles Express contributed $36.8 million to the 2005 Food, Liquor and Fuel segment result in its first full year of operation.

Kmart

Sales have increased by $226.6 million or 6.0% to $4,025.7 million.

The segment result has decreased by $4.8 million or 4.8% to $96.0 million. The segment result after adjusting for the benefit on re-measurement of the Kmart NZ onerous lease provision would have been $92.5 million for 2005.

After adjusting for the benefit on re-measurement of the Kmart NZ onerous lease provision the segment result would have been $85.4 million for 2004.

Taking these adjustments into account, the segment result would have increased by $7.1 million or 8.3%.

Given the considerable external challenges, Kmart maintained margin growth and produced a solid earnings increase for the year. Kmart delivered a strong performance in the first half of the year, with second half sales impacted by unseasonably warm weather, cycling of last year's family payments and a tightening in consumer spending.

Kmart had an excellent customer reaction to several key initiatives this year, in particular our Toy Sale in July and more recently our Spring season launch. Customers are also responding positively to our improved marketing, and key national brands such as Now,

Girl Xpress in young women's, Exchange in menswear, Living with Deborah Hutton in home, World for Kids in toys and Jackeroo in outdoor.

Kmart opened five new stores during the year, completed 15 refurbishments and 46 entertainment reworks. Kmart's current network includes 180 stores across Australia and New Zealand with an expected eight new stores in fiscal year 2006. Kmart also has 195 Kmart Tyre and Auto Service Centres.

Officeworks

Segment sales, excluding concessions, have increased by $136.2 million or 12.4% to $1,236.3 million. Including concessions, sales increased by $137.8 million to $1,239.7 million or 12.5%.

The segment result has increased by $15.4 million or 29.8% to $67.1 million.

Officeworks delivered another strong performance as a result of ongoing business efficiencies and strong sales growth. During the year the Officeworks branded businesses delivered on the long-term goal of passing $1 billion in sales, an outstanding achievement.

The business continued to strengthen its position as the leading supplier for quality office and technology products for home offices, students and small-to-medium size businesses by offering a great range, convenience and low prices.

Nine new stores were opened during the year, increasing the network to 87 Officeworks stores and 8 Harris Technology Business Centres. In addition, a fourth Customer Fulfilment Centre was also opened to support our BusinessDirect customers.

Myer

Segment sales, excluding concessions, have decreased by $13.6 million or 0.5% to $2,882.0 million. Including concessions, sales have increased by $65.1 million to $3,095.8 million or 2.1%.

A softening in discretionary spending, an unseasonably warm winter and the cycling of the sales spike in the eight weeks prior to the July 2004 removal of the Shareholder Discount Card all impacted performance in the second half. Despite this, Myer's overall sales performance continued to track up throughout the year as customers responded to ongoing improvements across stores.

The segment result has decreased by $19.0 million or 32.9% to $38.7 million. After adjusting for the Mt Druitt centre restructuring costs the segment result would have been $71.9 million for 2004.

Taking these adjustments into account, the segment result would have decreased by $33.2 million or 46.2%.

Myer is focussing on both short-term and long-term cost reduction, and further development of Myer's growing private brand offer, including the launch of a new brand designed exclusively for Myer.

Although the business was impacted by tough trading conditions in the second half, Myer continued to deliver solid growth in key businesses across women's, including Australian and international designers, Miss Shop, accessories, intimate apparel, cosmetics and

footwear as well as menswear. Early customer response to the new Spring/Summer ranges has been very strong, with sales in key categories well up on last year.

Megamart

Segment sales, excluding concessions, have decreased by $19.9 million or 6.9% to $268.9 million. Including concessions, sales have decreased by $17.2 million to $274.5 million or 5.9%.

Whilst some improvement in the sales trend occurred in the second half, following the re-launch last December, furniture sales remained difficult and continued to impact on the result. This was compounded by the general tightening of spending on "big ticket items" and cycling the spike of the shareholder discount removal from July last year.

A review of the performance of the business since its re-launch at the beginning of the second half of the year has shown that despite some improvement in the sales trend, Megamart still does not have the size and scale to compete effectively in this extremely competitive market segment. A decision has been taken to divest the nine Megamart stores. A pre-tax charge of $81.5 million has been recorded in 2005, primarily comprising the write-down of non-current assets and inventory to recoverable amount, and a provision for surplus leased space.

Including the divestment costs of $81.5 million, the segment result was a loss of $117.3 million. Megamart's trading loss for 2005 was $35.8 million.

Target

Sales have increased by $250.3 million or 8.8% to $3,102.1 million.

Target delivered a record profit following a very successful year in 2004. The segment result has increased by $71.6 million, or by 47.4%, to $222.5 million.

Target has once again delivered on its strategy of on-trend, affordable and high quality ranges, coupled with the ongoing development of the Target brand.

Continued focus on faster access to new, unique and highly differentiated merchandise, often with product designed internally, combined with strong in-store execution, has delivered a compelling offer for customers. This has been supported over the year by increasing the level of direct sourcing, which delivered greater cost efficiencies and speed to market.

Target opened eleven stores, with an on-going strategy of opening in areas where the Target brand remains under-represented and expanding the store footprint in key growth areas, including the successful Target Country format.

Property and Unallocated

The segment loss has increased by $9.0 million to $121.7 million. This result includes the supply chain strategy implementation costs of $43.2 million for 2005 and $47.8 million for 2004. Also included in the 2004 results are the residual proceeds of $9.9 million on the sale of Sydney Central Plaza.

Commentary on Statement of Financial Position

Cash has decreased from $849.0 million to $440.9 million, which is a reflection of additional capital expenditure and the buy-backs undertaken during the year.

Prepayments decreased from $41.1 million to $21.0 million as a result of the timing of the 53-week year for 2005 compared to the 52-week year for 2004.

Inventory has increased from $3,032.7 million to $3,155.0 million. The increase of 4.0% is primarily driven by the opening of additional stores and increased sales across the Group.

Non-current receivables have decreased from $50.4 million to $33.6 million, primarily due to the loan repayment from the Coles Myer Employee Share Plan Trust.

Property, plant and equipment increased from $3,395.7 million to $3,857.0 million. The increase is predominately the result of additional development property purchases and supply chain transformation projects.

Intangibles have increased from $576.1 million to $610.9 million, primarily due to the licences acquired through the acquisition of the Queensland hotels during the year.

The increase in payables from $2,808.6 million to $3,001.4 million is consistent with increased inventory holdings and reflects improved management of working capital.

The increase in interest bearing liabilities in aggregate from $974.9 million to $1,429.3 million is a reflection of additional capital expenditure and the buy-backs undertaken during the year.

Tax liabilities decreased from $161.6 million to $125.2 million due to increased tax instalments during 2005.

Provisions in aggregate have increased from $852.3 million to $925.3 million, comprising the provision for surplus leased space, workers compensation, self insurance and employee entitlements.

Commentary on Statement of Cash Flows

Net cash inflow from operating activities has decreased from $1,338.3 million to $1,157.1 million. Operating cashflow was affected by the payment of higher tax instalments following the Group's entry into consolidated tax regime in 2004. In addition, the increase in direct sourcing during 2005 has resulted in earlier payments to suppliers for merchandise sourced.

Net cash outflow from investing activities has increased from $710.5 million to $1,004.9 million, reflecting additional development property purchases and supply chain transformation projects.

Cash outflow from financing activities has decreased from $680.6 million to $553.2 million. This reduction is primarily explained by additional borrowings that were used to fund the share buy-backs. The net outflows in 2005 comprise $436.8 million in cash payments for dividends, $108.0 million in proceeds from the exercise of employee stock options, payments for share buy-backs of $704.4 million and the net proceeds on borrowings of $480.0 million.

For the 53 weeks ended 31 July (2004: 52 weeks ended 25 July)

Statement of Financial Performance

$ million	2005	2004
Sales	36,185.2	32,082.2
Cost of goods sold	(27,286.8)	(23,914.6)
Gross profit	**8,898.4**	8,167.6
Other revenue from operating activities	97.3	66.8
Other revenue from non-operating activities	304.2	309.2
Proceeds from sale of property, plant and equipment, and businesses and controlled entities	20.6	131.0
Net book value of property, plant and equipment, and businesses and controlled entities disposed	(68.1)	(146.5)
Borrowing costs	(74.0)	(71.1)
Advertising expenses	(474.5)	(431.7)
Selling and occupancy expenses	(6,299.7)	(5,793.3)
Administrative expenses	(1,513.3)	(1,357.4)
Profit from ordinary activities before income tax expense	**890.9**	874.6
Income tax expense	(266.4)	(258.1)
Net profit	**624.5**	616.5
Net increase/(decrease) in asset revaluation reserve	56.1	(8.2)
Net decrease in foreign currency translation reserve	(0.6)	(30.4)
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity	55.5	(38.6)
Total changes in equity other than those resulting from transactions with owners as owners	**680.0**	577.9
Earnings per share		
Basic earnings per share	46.8 cents	46.9 cents
Diluted earnings per share	47.5 cents	47.3 cents

The above Statement of Financial Performance should be read in conjunction with the discussion and analysis on pages 27 to 29 and the accompanying notes set out on pages 33 to 39.

Statement of Financial Position

$ million	2005	2004
Current assets		
Cash	440.9	849.0
Receivables	677.5	646.7
Inventories	3,155.0	3,032.7
Other	21.0	41.1
Total current assets	4,294.4	4,569.5
Non-current assets		
Receivables	33.6	50.4
Investments	144.9	112.9
Property, plant and equipment	3,857.0	3,395.7
Deferred tax assets	371.3	302.7
Intangibles	610.9	576.1
Other	34.3	30.0
Total non-current assets	5,052.0	4,467.8
Total assets	9,346.4	9,037.3
Current liabilities		
Payables	3,001.4	2,808.6
Interest bearing liabilities	216.0	261.5
Tax liabilities	125.2	161.6
Provisions	607.4	570.4
Total current liabilities	3,950.0	3,802.1
Non-current liabilities		
Interest bearing liabilities	1,213.3	713.4
Deferred tax liabilities	79.1	108.4
Provisions	317.9	281.9
Other	56.1	48.3
Total non-current liabilities	1,666.4	1,152.0
Total liabilities	5,616.4	4,954.1
Net assets	3,730.0	4,083.2
Equity		
Contributed equity	2,083.6	2,306.7
Reserves	485.7	430.2
Retained profits	1,160.7	1,346.3
Total equity	3,730.0	4,083.2

The above Statement of Financial Position should be read in conjunction with the discussion and analysis on pages 27 to 29 and the accompanying notes set out on pages 33 to 39.

For the 53 weeks ended 31 July (2004: 52 weeks ended 25 July)

Statement of Cash Flows

$ million	Inflows/(outflows) 2005	2004
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	39,251.4	34,539.6
Payments to suppliers and employees (inclusive of goods and services tax)	(37,659.7)	(32,905.0)
Distributions received from associated entities	10.1	7.0
Interest received	28.9	55.2
Borrowing costs paid	(71.1)	(70.0)
Income tax paid	(402.5)	(288.5)
Net cash inflow from operating activities	**1,157.1**	1,338.3
Cash flows from investing activities		
Payments for property, plant and equipment	(925.0)	(704.1)
Payments for purchase of businesses and controlled entities	(120.0)	(192.0)
Payments for purchase of other investments	(2.0)	(1.4)
Payment for purchase of associated entity	(1.3)	(1.1)
Proceeds on sale of property, plant and equipment	23.8	80.3
Proceeds on sale of Sydney Central Plaza		9.9
Proceeds on sale of businesses and controlled entities	3.9	31.8
Repayment of loan from other entities	15.7	66.1
Net cash (outflow) from investing activities	**(1,004.9)**	(710.5)
Cash flows from financing activities		
Proceeds from issue of shares and options	108.0	37.1
Payments for purchases of buy-back shares	(704.4)	
Proceeds from borrowings	3,171.7	1,362.7
Repayments of borrowings	(2,691.7)	(1,772.6)
Dividends paid	(436.8)	(307.8)
Net cash (outflow) from financing activities	**(553.2)**	(680.6)
Net (decrease) in cash held	**(401.0)**	(52.8)
Cash at the start of the year	841.9	894.7
Cash at the end of the year	**440.9**	841.9
Reconciliation of net cash inflow from operating activities to net profit		
Net cash inflow from operating activities	1,157.1	1,338.3
Depreciation and amortisation	(550.3)	(528.3)
Changes in assets and liabilities		
Increase in current receivables	58.1	57.4
Increase in inventories	120.7	124.9
Increase in future income tax benefits	68.6	80.8
(Decrease)/increase in other assets	(19.0)	20.9
Decrease/(increase) in trade creditors	46.9	(139.7)
(Increase) in other liabilities	(161.2)	(135.8)
Decrease/(increase) in provision for taxation	36.4	(148.0)
(Increase) in provisions	(72.6)	(53.6)
Decrease in deferred income tax	29.3	66.7
Net loss on disposal of plant and equipment	(50.4)	(45.0)
Net profit on sale of freehold properties	2.6	7.8
Net profit on sale of Sydney Central Plaza		12.0
Net profit on sale of businesses and controlled entities	0.3	9.7
Write-down of non-current assets to recoverable amounts	(42.0)	(51.6)
Net profit	**624.5**	616.5

The above Statement of Cash Flows should be read in conjunction with the discussion and analysis on pages 27 to 29 and the accompanying notes set out on pages 33 to 39.

Notes to the Concise Financial Statements

The significant accounting policies adopted by the CML Group are detailed in the Financial Report. The accounting policies adopted are consistent with those of the prior year, except as noted below. Comparative information has been restated where necessary, to present the information on a consistent basis with the current year disclosures.

Note 1: Changes in accounting policies 2005

Change in accounting policy for concession sales

During 2005 the CML Group changed its accounting policy with respect to concession sales. Under the previous policy the gross value of the transaction was recorded as Sales and the amount paid to the supplier was recorded as Cost of goods sold, resulting in the net amount retained by the CML Group being recorded as Gross profit. Under the revised accounting policy the net amount retained by the CML Group is recorded as Other operating income. The table below summarises the reclassifications in the Statement of Financial Performance resulting from this change in accounting policy.

$ million	2005			2004		
	Unadjusted for accounting policy change	Impact of accounting policy change	Adjusted for accounting policy change	Unadjusted for accounting policy change	Impact of accounting policy change	Adjusted for accounting policy change
Sales						
Food, Liquor and Fuel	24,814.3	(144.1)	24,670.2	21,191.6	(44.8)	21,146.8
Myer	3,095.8	(213.8)	2,882.0	3,030.7	(135.1)	2,895.6
Megamart	274.5	(5.6)	268.9	291.7	(2.9)	288.8
Officeworks	1,239.7	(3.4)	1,236.3	1,101.9	(1.8)	1,100.1
Kmart	4,025.7		4,025.7	3,799.1		3,799.1
Target	3,102.1		3,102.1	2,851.8		2,851.8
Total sales	36,552.1	(366.9)	36,185.2	32,266.8	(184.6)	32,082.2
Cost of goods sold	(27,587.6)	300.8	(27,286.8)	(24,059.5)	144.9	(23,914.6)
Gross profit	8,964.5	(66.1)	8,898.4	8,207.3	(39.7)	8,167.6
Other operating income	31.2	66.1	97.3	27.1	39.7	66.8
Revenue						
Food, Liquor and Fuel	24,937.7	(120.6)	24,817.1	21,326.9	(35.8)	21,291.1
Myer	3,129.5	(173.6)	2,955.9	3,075.1	(106.1)	2,969.0
Megamart	279.6	(4.7)	274.9	296.3	(2.0)	294.3
Officeworks	1,243.5	(1.9)	1,241.6	1,107.6	(1.0)	1,106.6
Kmart	4,076.6		4,076.6	3,846.8		3,846.8
Target	3,144.4		3,144.4	2,882.0		2,882.0
Property and Unallocated	64.1		64.1	141.8		141.8
Segment revenue	36,875.4	(300.8)	36,574.6	32,676.5	(144.9)	32,531.6
Interest income	32.7		32.7	57.6		57.6
Group revenue	36,908.1	(300.8)	36,607.3	32,734.1	(144.9)	32,589.2

Notes to the Concise Financial Statements (continued)

Note 2: International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS). The adoption of A-IFRS will be first reflected in the CML Group's financial statements for 2006, being the half-year ending 29 January 2006 and the year ending 30 July 2006.

The transitional rules for adoption of A-IFRS require the restatement of comparative financial statements using A-IFRS, therefore most adjustments required on transition to A-IFRS will be made retrospectively against opening retained earnings as at 26 July 2004.

A project team has been established to manage the transition to A-IFRS. The project team is chaired by the Chief Financial Officer and reports to the Audit/Governance Committee quarterly.

The technical evaluation phase of the project is substantially complete. The project team is currently in the implementation phase, and expects to be in a position to report under A-IFRS for 2006.

The following disclosures reflect current estimates of the transitional adjustments to opening retained earnings at 26 July 2004. These estimates are based on A-IFRS standards released as at 31 July 2005. These standards are subject to ongoing review, and any amendments or interpretative guidance issued by the AASB or the International Accounting Standards Board could result in changes to these estimates.

The transitional adjustments are based on the project team's interpretation of the standards at the reporting date, and are the project team's current best estimate. Accordingly, these disclosures remain subject to change.

The following areas have been identified as significant for the CML Group:

(i) AASB 1 "First time adoption of Australian Equivalents to International Financial Reporting Standards"

Under the transitional rules of AASB 1, CML has elected to reset the foreign currency translation reserve to $NIL. This election will reduce opening retained earnings by $47.5 million.

CML has taken advantage of a number of other exemptions from A-IFRS standards provided by AASB 1 to which reference is made under the analysis of each standard to which each exemption applies.

(ii) AASB 2 "Share-based Payment"

On adoption of AASB 2, equity instruments issued to employees will be recognised as an expense over the relevant vesting periods. Under the current accounting policy an expense is not recognised for equity instruments issued.

The expense will be determined with reference to the fair value of the equity instruments issued. The determination of fair value is prescribed by the new standard. Under an optional exemption provided by AASB 1 adopted by CML only those equity instruments granted after 7 November 2002 and vesting after 1 January 2005 are accounted for in this manner.

A transitional adjustment of $2.4 million will be recorded against opening retained earnings to reflect the amortisation of these instruments up to 26 July 2004. This adjustment will also result in an increase to an equity compensation reserve within Equity. Accordingly, this adjustment has no impact on net assets or total equity.

The Coles Myer Employee Share Plan Trust (the Trust) administers the Company's share-based payment plans. Under A-IFRS the results, financial position and cash flows of the Trust will be consolidated into the CML Group.

(iii) AASB 3 "Business Combinations"

CML has adopted the optional exemption provided by AASB 1 to not re-open acquisition accounting which occurred before the date of transition to A-IFRS. The impact on business combinations since the date of transition has not been quantified at this time.

Under the current accounting policy goodwill is amortised over the period in which the benefits are expected to arise.

Under AASB 3, goodwill is no longer amortised, but instead will be subject to impairment testing at each reporting date.

(iv) AASB 138 "Intangible Assets"

Under existing policy CML has recognised liquor licences on acquisition. Under A-IFRS whilst liquor licences meet the definition of separable intangible assets, they are not reliably measurable separate from the acquired business or premises. Therefore on transition the balance has been transferred to goodwill under transitional provisions contained in AASB 1.

(v) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"

Under CML's current accounting policy freehold land and buildings and investment properties are measured at their fair value.

Under A-IFRS the Company has elected to measure freehold land and buildings at cost and investment properties at fair value.

CML has elected to restate certain freehold properties to their depreciated historical cost on transition. As a result, freehold property and the Asset Revaluation Reserve will be reduced by $34.9 million.

Other freehold properties will be recorded at their existing AGAAP fair values as deemed cost on transition under an optional election provided by AASB 1.

Under CML's current accounting policy fair value increments and decrements, to the extent that they offset a previous increment in the same class of assets, are recorded in the Asset Revaluation Reserve. Under A-IFRS, changes in the fair value of investment properties are recognised in the Statement of Financial Performance on an asset by asset basis.

Under AASB 140, a property should be classified as an investment property only where an insignificant portion of a property is held for the Company's own use. Accordingly, on transition $61.9 million will be reclassified from investment property to freehold property.

(vi) AASB 112 "Income Taxes"

Under the current accounting policy deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statement of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

The CML Group will be required to record additional deferred income tax liabilities in relation to tax base differences on buildings, gaming licenses and brand names. These were not required under the income statement approach. On transition, the CML Group will increase deferred income tax liabilities and reduce opening retained earnings by $23.6 million in respect of these items. The tax impact on other items is disclosed separately in this Note.

(vii) AASB 117 "Leases"

Under the current accounting policy lease payments on operating leases are expensed as they are incurred. Under AASB 117, where leases include fixed rental increases the lease payments must be expensed on a straight-line basis over the lease term. Under the current interpretation factors such as the time value of money, anticipated inflation, or expected future revenues cannot be used to allocate scheduled rent increases. In the early years of the lease rental expense will be greater than rental payments, which will result in the accumulation of a liability that will be released to income in the later years of the lease when rental expense is required to be less than rental payments.

On transition to A-IFRS, the CML Group will recognise a liability of $109.0 million, a deferred tax asset of $32.7 million, and opening retained earnings will be reduced by $76.3 million.

Under the current accounting policy lease incentives received from landlords at the inception of leases are deferred and amortised over the period of the lease up to the first market rent review. Under AASB 117 lease incentives will be amortised over the lease term. This will result in incentives being amortised over a longer period.

The impact of this on opening retained earnings has yet to be quantified.

(viii) AASB 118 "Revenue"

Under the current accounting policy "lay by" transactions are recognised at the point of sale. Under AASB 118, lay by transactions are recognised at a later date when the customer satisfies all payment obligations and takes possession of the merchandise. On transition to A-IFRS, any outstanding lay by transactions will be derecognised. The net impact of this is to reduce retained earnings on transition by $28.3 million.

Under the current accounting policy, sales are recognised net of sales returns, however, at the reporting date a provision for sales returns is

not recorded. Under AASB 118, a provision for sales returns must be recognised. On transition to A-IFRS, the CML Group will recognise a provision for sales returns of $10.2 million, a deferred tax asset of $3.1 million, and a reduction to opening retained earnings of $7.1 million.

(ix) AASB 119 "Employee Benefits"

Under the current accounting policy an asset or liability is not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Statement of Financial Position.

An actuarial valuation of the defined benefit superannuation plan has been performed in accordance with AASB 119. On transition to A-IFRS, the CML Group will recognise a defined benefit superannuation liability of $7.9 million, a deferred tax asset of $2.4 million, and opening retained earnings will be reduced by $5.5 million.

Under AASB 119, CML has elected to recognise actuarial gains and losses directly in retained earnings. Other components of superannuation costs will be recognised in the Statement of Financial Performance.

Under the current accounting policy, liabilities for annual leave entitlements are accrued at nominal amounts and are not discounted. Under AASB 119, leave entitlements are discounted. On transition to A-IFRS, employee provisions will be reduced by $9.4 million, deferred tax assets will be reduced by $2.8 million, and opening retained earnings will be increased by $6.6 million.

(x) AASB 136 "Impairment of Assets"

Under the current accounting policy, the cash generating unit (CGU), which determines the level at which asset impairment is assessed, is the brand. In addition an assessment is made of the carrying value of clearly redundant assets using discounted cash-flows. The CML Group's interpretation of AASB 136 is that the CGU, and the level at which impairment is assessed on store assets, is an individual store. Therefore impairment is assessed by comparing the carrying value of store assets to their recoverable amount.

Interpreting and applying this standard is complex for retail companies because of the number of CGUs. Consequently the impact on transition to A-IFRS has not yet been determined with sufficient precision to allow disclosure at this time.

Intangible assets, including goodwill, which are not subject to amortisation will be tested for impairment annually based on a grouping of CGUs.

(xi) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement"

CML will take advantage of the optional exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 August 2005. This allows CML to apply previous AGAAP principles to comparative information of financial instruments within the scope of these standards.

Notes to the Concise Financial Statements (continued)

Note 2: International Financial Reporting Standards (IFRS) (continued)

(xi) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" (continued)

From 1 August 2005 CML will comply with AASB 139. Under AASB 139 derivative financial instruments will be recorded on the balance sheet and measured at fair value. Where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity and recycled through the Statement of Financial Performance when the underlying hedged item is recorded in the Statement of Financial Performance. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised directly in the Statement of Financial Performance. The impact on retained earnings at 1 August 2005 has not yet been determined.

CML had on issue 7,000,000 ReCAPS that were treated as equity. On 12 July 2005 the ReCAPS were converted to ordinary shares. Under AASB 132 the ReCAPS would have been reclassified as debt, and dividends paid would have been recorded as interest expense. AASB 132 and AASB 139 were not applicable until 1 August 2005, accordingly, there is no impact on the treatment of the ReCAPS.

The above is intended to be indicative of significant adjustments to opening retained earnings. It should not be regarded as a complete list of changes that will result from the transition to A-IFRS nor is it inconceivable that numbers may change. The impact on the CML Group's financial position and results for the 2005 fiscal year has not yet been quantified.

Note 3: Significant items

$ million	2005	2004
Profit from ordinary activities includes the following items, whose disclosures are relevant in explaining the financial performance of the CML Group. All amounts stated are before income tax.		
Megamart divestment costs		
Write-down of non-current assets and inventory to recoverable amount, and provision for surplus leased space	81.5	

Note 4: Dividends

$ million	2005	2004
Ordinary shares		
Final dividend for the year ended 25 July 2004 of 15.0 cents (2003 12.5 cents) per fully paid ordinary share paid on 8 November 2004 (2003 10 November 2003). Fully franked at 30% tax rate (2003 30%).	184.6	151.6
Interim dividend for the year ended 31 July 2005 of 16.25 cents (2004 14.0 cents) per fully paid ordinary share paid 9 May 2005 (2004 10 May 2004). Fully franked at 30% tax rate (2004 30%).	201.5	170.3
ReCAPS		
Dividend of $3.2589 (2004 $3.2589) per share paid 30 November 2004 (2004 1 December 2003). Fully franked at 30% tax rate (2004 30%).	22.8	22.8
Dividend of $3.2411 (2004 $3.2589) per share paid 31 May 2005 (2004 31 May 2004). Fully franked at 30% tax rate (2004 30%).	22.7	22.8
Final dividend of $0.7479 per share paid 12 July 2005. Fully franked at 30% tax rate.	5.2	
Total dividends	436.8	367.5

Dividends not recognised at year end

In addition to the above dividends, since year end the directors have declared the payment of a final dividend of 17.0 cents per fully paid ordinary share, fully franked based on tax paid at 30%. Aggregate amount of the proposed ordinary dividend expected to be paid on 14 November 2005 out of retained profits at 31 July 2005, but not recognised as a liability at year end is $210.3 million.

The franked portion of the final dividend declared after 31 July 2005 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 July 2006.

Franking credits

Franking credits of $411.8 million (2004 $412.9 million), at 30%, are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.

Dividend reinvestment plan

The dividend reinvestment plan has been suspended. The final dividend will be paid in cash.

Note 5: Segments

During 2005 segment reporting was restructured resulting in Kmart and Officeworks being reported separately, Coles online being reported in Food, Liquor and Fuel, and Harris Technology being reported in Officeworks. Coles online and Harris Technology were previously reported in Emerging Businesses, which will no longer be reported as a separate segment. In addition, Myer and Megamart are now reported seperately. Certain administrative costs are now reported in Food, Liquor and Fuel, having previously been reported in Property and Unallocated. Intra-group sales were previously disclosed in the respective segments and eliminated at the group revenue level. Intra-group sales are now excluded from segment revenue disclosures. The 2004 comparatives have been amended accordingly.

$ million	Food, Liquor and Fuel	Kmart	Officeworks	Myer	Megamart	Target	Property and Unallocated	Consolidated
Primary reporting – business segments 2005								
Revenue								
Sales	24,670.2	4,025.7	1,236.3	2,882.0	268.9	3,102.1		36,185.2
Other revenue	146.9	50.9	5.3	73.9	6.0	42.3	64.1	389.4
Total segment revenue	24,817.1	4,076.6	1,241.6	2,955.9	274.9	3,144.4	64.1	36,574.6
Segment result	746.9[1]	96.0[2]	67.1	38.7[3]	(117.3)[4]	222.5	(121.7)[5]	932.2
Net borrowing costs								(41.3)
Profit from ordinary activities before income tax								890.9
Income tax expense								(266.4)
Net profit								624.5*
Segment assets	4,243.0	1,108.4	319.0	965.9	50.5	835.4	1,452.9	8,975.1
Tax assets								371.3
Total assets								9,346.4
Segment liabilities	(1,886.9)	(387.0)	(140.6)	(379.2)	(71.6)	(370.1)	(2,176.7)	(5,412.1)
Tax liabilities								(204.3)
Total liabilities								(5,616.4)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	470.0	62.4	17.4	67.2	5.0	50.1	462.6	1,134.7
Depreciation and amortisation expense	312.4	52.8	19.2	58.5	3.5	51.1	52.8	550.3
Other non-cash expenses	13.1	0.6	1.6	(2.7)	82.9	3.6	11.5	110.6

* The net profit for the year was $624.5 million. After adjusting for the Kmart New Zealand onerous lease provision re-measurement benefit of $3.5 million and the Megamart divestment costs of $81.5 million (before related tax of $24.4 million), the net profit would have been $678.1 million.

1 Includes $22.5 million of restructuring costs.

2 Includes $3.5 million benefit on re-measurement of the Kmart New Zealand onerous lease provision.

3 Includes $5.0 million of lease surrender income and $5.3 million of costs relating to unredeemed gift vouchers.

4 Includes $81.5 million of Megamart divestment costs.

5 Includes supply chain transformation costs of $43.2 million.

Notes to the Concise Financial Statements (continued)

Note 5: Segments (continued)

$ million	Food, Liquor and Fuel	Kmart	Officeworks	Myer	Megamart	Target	Property and Unallocated	Consolidated
Primary reporting – business segments 2004								
Revenue								
Sales	21,146.8	3,799.1	1,100.1	2,895.6	288.8	2,851.8		32,082.2
Other revenue	144.3	47.7	6.5	73.4	5.5	30.2	141.8	449.4
Total segment revenue	21,291.1	3,846.8	1,106.6	2,969.0	294.3	2,882.0	141.8	32,531.6
Segment result	650.9[1]	100.8[2]	51.7	57.7[3]	(11.2)	150.9	(112.7)[4]	888.1
Net borrowing costs								(13.5)[5]
Profit from ordinary activities before income tax								874.6
Income tax expense								(258.1)
Net profit								616.5*
Segment assets	3,980.4	1,133.5	321.7	909.5	87.1	804.7	1,497.7	8,734.6
Tax assets								302.7
Total assets								9,037.3
Segment liabilities	(1,795.5)	(434.0)	(151.2)	(363.7)	(27.2)	(352.1)	(1,560.4)	(4,684.1)
Tax liabilities								(270.0)
Total liabilities								(4,954.1)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	513.9	47.5	27.0	64.1	3.3	53.2	164.3	873.3
Depreciation and amortisation expense	287.9	56.1	16.6	62.0	3.4	51.3	51.0	528.3
Other non-cash expenses	28.1	4.5	1.1	2.1	(0.9)	2.7	73.2	110.8

* The net profit for the year was $616.5 million. After adjusting for the Kmart New Zealand onerous lease provision re-measurement benefit of $15.4 million and the interest received as a result of the restructuring of the Coles Myer Employee Share Plan Trust of $35.3 million (before related tax of $10.7 million), the net profit would have been $576.5 million.

1 Includes $14.6 million of relocation costs of the Liquor head office, and $5.0 million of restructuring costs for the Mt Druitt centre.

2 Includes $15.4 million benefit on re-measurement of the Kmart New Zealand onerous lease provision.

3 Includes $14.2 million of restructuring costs for the Mt Druitt centre.

4 Includes supply chain strategy costs of $47.8 million.

5 Includes interest received of $35.3 million as a result of the restructuring of the Coles Myer Employee Share Plan Trust by its trustees.

Note 5: Segments (continued)

$ million	Sales to external customers		Segment assets		Acquisition of non-current assets	
	2005	2004	**2005**	2004	**2005**	2004
Secondary reporting – geographical segments						
Australia	**36,016.2**	31,928.8	**8,652.3**	8,419.2	**1,130.6**	869.2
New Zealand	**169.0**	153.4	**291.1**	293.3	**2.1**	2.4
Other			**31.7**	22.1	**2.0**	1.7
	36,185.2	32,082.2	**8,975.1**	8,734.6	**1,134.7**	873.3

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food, Liquor and Fuel	Retail of grocery, liquor and fuel products
Kmart	Retail of apparel and general merchandise
Officeworks	Retail of office supplies
Myer	Retail of apparel and general merchandise
Megamart	Retail of furniture and electrical goods
Target	Retail of apparel and general merchandise
Property and Unallocated	Management of the CML property portfolio and unallocated or corporate functions.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The CML Group's business segments operate geographically as follows:

Australia	The home country of the parent entity. The CML Group undertakes retail operations in all states and territories.
New Zealand	The CML Group has Kmart retail operations, supplying basically the same ranges of goods as the corresponding business in Australia. These operations are predominantly based in the North Island.
Asia	Branch offices located in China.

Intersegment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm's length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segment disclosures relating to these investments have not been included as they are not considered to be material.

Directors' Report

The directors present their report for the financial year comprising the 53 weeks ended 31 July 2005.

Principal activities

The principal activity of the CML Group during the year was retailing, further details of which are set out on pages 2–21 of the Annual Report.

Directors

The directors of CML during the period from 26 July 2004 to the date of this report and particulars of their qualifications, experience, special responsibilities and directorships in other listed companies are set out on pages 22–23 of the Annual Report.

Details of the qualifications and experience of the Company Secretary are also set out on the inside back cover of the Annual Report.

Board committees

The Board committees during the year were the Audit/Governance Committee, the Nomination and Remuneration Committee, and the Corporate Social Responsibility Committee. The composition of these committees and their functions is set out in the Corporate Governance Statement on pages 24–26 of the Annual Report.

Dividends

Details of dividends paid during the financial year and to be paid in respect of the financial year are set out on page 36 of the Annual Report.

Review and results of operations and likely future developments

The consolidated net profit of the CML Group for the financial year was $624.5 million.

The operations of the CML Group during the financial year and the results of those operations are reviewed in:

2005 in Review	see pages	4–5
Q&A with the Chairman and CEO	see pages	6–7
Operational Review	see pages	8–21

Likely future developments in the operations of the CML Group are referred to in the Q&A with the Chairman and CEO on pages 6–7 of the Annual Report.

Further information in relation to these likely future developments has been omitted from this Directors' Report, as to include it would be likely to result in unreasonable prejudice to the CML Group.

State of affairs

Particulars of the significant changes in the state of affairs of the CML Group during the financial year are as follows:

- The CML Group invested $1,048.3 million of capital in its businesses;
- The CML Group non-current interest bearing borrowings increased by $499.9 million;
- An off-market buy-back totalling $584.6 million, and an on-market buy-back totalling $115.4 million, were conducted;
- The reset convertible preference shares on issue (7 million) were converted to 79.3 million ordinary shares.

Events after the end of the financial year

Except as otherwise referred to in this report, the directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the CML Group in future financial years.

Environmental

The CML Group is committed to conducting its business activities with respect for the environment while continuing to meet expectations of shareholders, employees, customers and suppliers. The CML Group is committed to achieving a level of environmental performance which meets or exceeds Commonwealth, state or local regulatory requirements, and to improve its use of natural resources and minimise waste where practicable.

The directors are not aware of any material breaches of environmental regulations during the year. During the period from 26 July 2004 to the date of this report no particular and significant environmental regulation under a law of the Commonwealth or of a state or territory has applied to the CML Group or its operations.

Indemnity and insurance

CML has entered into a Good Faith Protection and Access Deed in the form approved by shareholders at the 1999 annual general meeting with non-executive directors of the Company. The Deed provides for indemnification of the directors to the maximum extent permitted under law and does not indemnify for any liability involving a lack of good faith.

Article 70 of the Company's constitution also provides an indemnity in favour of officers (including the directors and company secretary) of CML (and such other officers and former officers of the CML Group as the directors decide) against liabilities incurred while acting as such officers to the extent permitted by law.

No director or officer of CML has received the benefit of an indemnity from the Company during or since the end of the year. CML maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

Directors' Report (continued)

Attendance at meetings

	Scheduled Board Meetings		Non-Scheduled Board Meetings		Audit/Governance Committee		Nomination and Remuneration Committee		Corporate Social Responsibility Committee	
	A	B	A	B	A	B	A	B	A	B
Patty Akopiantz	7	8	10	10	4	4	1*		3	3
Richard Allert	8	8	10	10	4	4	5	5	3	3
Keith Barton	8	8	8	10	2*		5	5		
John Fletcher	8	8	10	10	4*		3*		3	3
Bill Gurry	8	8	10	10			5	5		
Tony Hodgson	7	8	10	10	3	4				
Mark Leibler	2	3	3	5	0	1				
Sandra McPhee	8	8	10	10	2*		5	5		
Martyn Myer	8	8	9	10	4	4	1*		1	1
Michael Wemms	8	8	9	10	4	4				

A = Number of meetings attended
B = Number of meetings held while in office
* = Attended meetings by invitation

All directors may attend Board committee meetings if they choose to. Other Board committee meetings held during the year were attended by Richard Allert (5/5), Keith Barton (1/1), John Fletcher (5/5), Bill Gurry (1/1), Tony Hodgson (2/2), Sandra McPhee (1/1) and Michael Wemms (1/1).

Directors interests in CML shares

Ordinary shares in which a director has a relevant interest as at the date of this report:

Patty Akopiantz	3,253
Richard Allert	25,569
Keith Barton	10,200
John Fletcher[1]	1,029,458
Bill Gurry	140,000
Tony Hodgson	6,000
Sandra McPhee[2]	4,139
Martyn Myer	1,000
Michael Wemms	208

Notes:

[1] John Fletcher also holds a relevant interest in 3,000,000 options over CML shares.

[2] Sandra McPhee also holds a relevant interest in 3,400 endowment warrants over CML shares.

Details of options on issue at the date of this report are set out in Note 35 of the Financial Report.

Remuneration Report

As required by the Corporations Act, the Company's Remuneration Report, which comprises part of this Directors' Report, is set out on pages 43 to 56.

Audit and non-audit services

A copy of the auditor's independence declaration is included on page 57 of the Annual Report.

During the year the auditor, PricewaterhouseCoopers, was paid the following amounts in relation to non-audit services provided to the CML Group:

	$'000
IFRS accounting services	1,184
US regulatory assistance	1,064
Sales certificates under leases	452
Advice on accounting standards	251
Taxation advice	91
Total	3,042

The directors are satisfied, based upon the advice of the Audit/Governance Committee, that the provision of non-audit services outlined above by the auditor during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The reason for forming this opinion is that the Audit/Governance Committee has reviewed all non-audit services to ensure they do not affect the impartiality and objectivity of the auditor. The unique knowledge of the CML Group possessed by the auditor places the audit firm in a position to provide these services in the most efficient manner.

Directors' Report (continued)

Rounding

Coles Myer Ltd. is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. As a result, amounts in this report and accompanying financial statements have, where applicable, been rounded to the nearest one hundred thousand dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors of Coles Myer Ltd.



Richard Allert
Chairman

John Fletcher
Managing Director and Chief Executive Officer

22 September 2005

Remuneration Report

The Company's remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced directors and senior executives. Details of the Company's remuneration strategy for 2004/05 is set out in this Remuneration Report. This Remuneration Report forms part of the Directors' Report.

Non-executive directors

The fees paid to non-executive directors are set at levels which reflect both the responsibilities of, and the time commitments required from, each non-executive director to discharge their duties. The fees paid to non-executive directors are not linked to the performance of the Company.

Executive director and senior executives

Executive remuneration comprises both a fixed component and an at-risk component which is intended to remunerate executives for increasing shareholder value and for achieving financial targets and business strategies. It is also designed to attract and retain high calibre executives.

An overview of the elements of remuneration are set out in Table 1. More detailed discussion of each element is contained in this Remuneration Report.

Table 1 – Overview of elements of remuneration

	Elements of remuneration	Directors		Specified executives	Discussion in Remuneration Report
		Non-executive	Executive		
Fixed remuneration	Fees	✓	✗	✗	page 44
	Salary	✗	✓	✓	pages 46–47
	Expense allowance	✓	✗	✗	page 44
	Other benefits	✗	✓	✓	pages 52–53
At-risk remuneration	Short-term Incentive	✗	✓	✓	pages 48–49
	Long-term Incentive	✗	✓	✓	pages 49–50
Post-employment	Superannuation	✓	✓	✓	pages 45, 48
	Notice periods and termination payments	✗	✓	✓	pages 52–53

This Remuneration Report is signed in accordance with a resolution of the directors of Coles Myer Ltd.



Richard Allert

Chairman of Nomination and Remuneration Committee

22 September 2005

Section 1 – Non-executive directors

A. Policy – "To attract and retain high calibre directors"

Directors' fees

Non-executive directors' fees, including committee fees, are set by the Board within the maximum aggregate amount of $1,500,000 last approved by shareholders in November 1997. Fee levels reflect the size and complexity of the Coles Myer Group.

The Board has a Nomination and Remuneration Committee which is responsible for reviewing non-executive directors' fees. Details of the membership of the Nomination and Remuneration Committee and its responsibilities are set out on pages 24–25 of the Annual Report.

In reviewing non-executive director fee levels, the Nomination and Remuneration Committee, which makes recommendations to the Board, takes into account:

- the Company's existing remuneration policies;

- independent professional advice;

- fees paid by comparable companies;

- the general time commitment required from directors and the risks associated with discharging the duties attaching to the role of director; and

- the level of remuneration necessary to attract and retain directors of a suitable calibre.

A standard letter of engagement has been developed for non-executive directors. In accordance with the Company's constitution, non-executive directors are subject to periodic re-election by shareholders. In addition the Company has adopted a tenure policy for non-executive directors (see page 25 of the Annual Report for further details).

Fees payable to non-executive directors as at the date of this report are set out in Table 2.

The Board determined that non-executive directors' fees would be increased in line with increases in the Consumer Price Index (All Groups) on an annual basis from 1 May 2004. This decision resulted in a fee increase of 2.4% in May 2005. The Board will continue to review its approach to non-executive director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance.

Directors are reimbursed for the cost of travelling on company business. Non-executive directors also receive an annual expense allowance of $5,825 in respect of expenses incurred in maintaining a home office, including telephone and fax costs.

Table 2 – Directors' base fees

	Board		Audit/Governance Committee		Nomination and Remuneration Committee		Corporate Social Responsibility Committee	
	Chairman	Member	Chairman	Member	Chairman	Member	Chairman	Member
Fee	$337,900[1]	$149,800[2]	$30,700	$10,200	$10,200	$5,100	$10,200	$5,100

1 The Chairman currently serves on all Board committees however does not receive additional fees for doing so.

2 Directors appointed prior to 27 March 2003 receive lower annual fees of $112,600 (exclusive of superannuation) to reflect their entitlement to retirement benefits as discussed on page 45.

Retirement benefits

The Company has a policy that it will not offer retirement benefits to non-executive directors appointed after 27 March 2003. However, non-executive directors who were appointed prior to 27 March 2003 retain their contractual entitlement to a retirement benefit on the terms approved by shareholders at the 1989 annual general meeting. The contracts provide for a retirement benefit equal to the aggregate of remuneration received by the director over the last three years

of service, plus 5% of that amount for each year of service in excess of three years, but not exceeding 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received.

The accrued retirement benefit for each non-executive director entitled to receive one is set out in Table 3. The benefits shown are net of superannuation benefits payable.

Table 3 – Accrued retirement benefit as at 31 July 2005

Non-executive directors entitled to retirement benefits*	Years of service	Accrued retirement benefit
Richard Allert (Chairman)	9	$1,078,619
Patty Akopiantz	3	$315,232
Bill Gurry	4	$322,469
Martyn Myer	8	$370,287
Total		$2,086,607

* In addition, Mark Leibler received a payment of $374,560 upon retirement from office on 18 November 2004.

B. Remuneration

The remuneration of the non-executive directors for each of the years ended 31 July 2005 and 25 July 2004 is set out in Table 4.

Table 4 – Non-executive director remuneration for the 2005 and 2004 financial years

		Primary	Post-employment		Other benefits	
	Year	Salary and fees	Superannuation contributions	Retirement benefits[1]	Expense allowance	Total[2]
Richard Allert (Chairman)	2005	$331,975	$29,878	$283,070	$5,825	$650,748
	2004	$307,500	$27,675	$239,078	$5,825	$580,078
Patty Akopiantz	2005	$120,700	$10,863	$35,047	$5,825	$172,435
	2004	$110,625	$9,956	$102,771	$5,825	$229,177
Keith Barton	2005	$139,633	$12,567	–	$5,825	$158,025
	2004	$125,069	$11,256	–	$5,825	$142,150
Richard Charlton[3]	2005	N/A	N/A	N/A	N/A	N/A
	2004	$33,333	$3,225	$4,182	$1,952	$42,692
Bill Gurry[4]	2005	$115,675	$10,411	($8,227)	$5,825	$123,684
	2004	$102,500	$9,225	$52,310	$5,825	$169,860
Tony Hodgson	2005	$162,706	$14,644	–	$5,825	$183,175
	2004	$145,711	$13,114	–	$5,825	$164,650
Mark Leibler[5]	2005	$36,000	–	$5,818	$1,821	$43,639
	2004	$110,625	–	$19,590	$5,825	$136,040
Sandra McPhee	2005	$139,633	$12,567	–	$5,825	$158,025
	2004	$125,069	$11,256	–	$5,825	$142,150
Martyn Myer	2005	$120,700	$10,863	$16,012	$5,825	$153,400
	2004	$110,625	$9,956	$14,930	$5,825	$141,336
Michael Wemms	2005	$144,243	$12,982	–	$5,825	$163,050
	2004	$132,523	$11,927	–	$5,825	$150,275
Total	2005	**$1,311,265**	**$114,775**	**$331,720**	**$48,421**	**$1,806,181**
	2004	$1,303,580	$107,590	$432,861	$54,377	$1,898,408
Total remuneration – Specified Directors[6]	2005	**$5,130,219**	**$114,775**	**$331,720**	**$48,421**	**$6,233,616**
	2004	$6,008,194	$115,840	$432,861	$54,377	$7,239,337

1 Amounts provided for by the Company during the financial year in relation to the contractual retirement payment to which the non-executive director will be entitled upon retirement from office. The amount is net of any superannuation contributions.

2 In accordance with the Company's constitution superannuation contributions and retirement benefits are not taken into account for the purpose of the maximum aggregate non-executive director remuneration approved by shareholders.

3 Mr Charlton received a payment of $346,054 upon retirement from the Board on 26 November 2003. The amount of $4,182 shown in the table represents the retirement benefit accrued during the 2004 financial year through to the date of his retirement.

4 Mr Gurry previously received fees for acting as Chairman of the Coles Myer Superannuation Fund. His retirement from this position in 2002 has resulted in a decrease to his anticipated retirement benefit in 2005.

5 Mr Leibler retired from office on 18 November 2004. The amount of $5,818 shown in the table represents the retirement benefit accrued during the 2005 financial year through to the date of his retirement. Mr Leibler's fees were paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly superannuation contributions were not payable.

6 In accordance with Accounting Standard AASB 1046, the total remuneration for Specified Directors includes the remuneration for the Managing Director and Chief Executive Officer, Mr Fletcher. Mr Fletcher's salary includes STI and non-monetary benefits as more fully disclosed in Table 11 on page 54. The total remuneration for Specified Directors includes option amortisation of $608,481 (2005) and $628,065 (2004) for Mr Fletcher.

Section 2 – Executive director and senior executive remuneration

In accordance with the Corporations Act and Accounting Standards, the Company has provided specific disclosures in relation to the remuneration for the Managing Director and Chief Executive Officer, Mr John Fletcher, and for each of the following persons, who were the executives with the greatest authority for the strategic direction and management of the Company and the Group, and who include the five most highly remunerated senior executives during the financial year. In this Remuneration Report these executives are referred to as "Specified Executives".

The Specified Executives include Steven Cain, the former Group Managing Director of Food, Liquor and Fuel.

Mr Cain ceased acting as Group Managing Director Food, Liquor and Fuel on 22 December 2004 and ceased employment with the Company on 3 January 2005.

Specified Executive	Position
Current executives	
Larry Davis	Managing Director, Target (until 14 February 2005)
	Managing Director, Kmart (from 14 February 2005)
Tim Hammon	Chief Officer Corporate and Property Services
Launa Inman	Managing Director, Officeworks (until 14 February 2005)
	Managing Director, Target (from 14 February 2005)
Fraser MacKenzie	Chief Financial Officer
Dawn Robertson	Managing Director, Myer
Hani Zayadi	Managing Director, Kmart (until 22 December 2004)
	Group Managing Director Food, Liquor and Fuel (from 22 December 2004)
Former executives	
Steven Cain	Group Managing Director Food, Liquor and Fuel (until 22 December 2004)

A. Policy – "Rewarding individual and Company performance"

Over the past four years the Company's executive remuneration strategy has evolved to reflect the requirements of both shareholders and the Company in the delivery of performance objectives. It has progressively moved away from emphasis on short-term performance towards a best practice approach designed to align executive reward and performance with the creation of value for shareholders.

The key principles of the Company's remuneration policy:

- include payment of incentive-based rewards dependent upon achieving demanding performance hurdles that are consistent with shareholder interests;
- take into account the performance of both the Company and the individual in determining reward outcomes;
- ensure an appropriate balance between fixed and at-risk components of remuneration reflecting market conditions at each job and seniority level:
    - the fixed component is set at the median for markets against which the Company assesses executive remuneration. Comparator markets include private sector companies with a turnover in excess of $800 million per annum;
    - the at-risk component rewards executives for the achievement of long-term and short-term performance targets;
- reflect the remuneration levels in the home countries of executives recruited from overseas;
- incorporate performance measures structured to operate soundly throughout the business cycle; and
- limit termination payments to pre-agreed amounts that do not expose the Company to unjustified payments in the event of executive non-performance.

The total remuneration (both fixed and at-risk) for the CEO and for those executives reporting to the CEO is determined by the Board. When reviewing the remuneration packages each year, the Board takes into account recommendations from the Nomination and Remuneration Committee. The Board also considers independent, external advice with respect to the market competitiveness of senior executive remuneration packages. This includes comparison with the remuneration of the senior executives of peer group corporations. The CEO's package is also compared with the remuneration packages for the CEOs of other top 20 Australian corporations by market capitalisation, to ensure appropriate market relativity.

The Board aims to ensure that the Company's remuneration policy is regularly reviewed to align executive rewards with desired behaviours and performance.

B. Remuneration structure – "A significant portion of remuneration is at risk"

Remuneration for the Company's senior executives is made up of the following components:

1. Fixed remuneration; and
2. At-risk remuneration, comprising:
   - Short term incentives (STI) – based on individual and operational performance over 12-month periods; and
   - Long term incentives (LTI) – based on sustained shareholder value creation.

The mix between fixed remuneration and at-risk remuneration depends on the level of seniority of the executive. For more senior executives,

Remuneration Report (continued)

the at-risk remuneration is a greater proportion of the total reward potential. The information provided in the table below is intended to be a guide only as percentage levels will vary at different executive levels.

Table 5 – The target mix between fixed and at-risk remuneration

| | % of total remuneration (annualised) | | |
| | Fixed remuneration | At-risk remuneration | |
		STI *	LTI *
CEO	35%	45%	20%
Direct reports to the CEO	40% – 50%	35% – 40%	15% – 20%
Other executives	53% – 63%	24% – 32%	12% – 18%

* Assumes stretch performance measures are achieved

Fixed remuneration

Fixed remuneration is made up of base salary, Company superannuation contributions and benefits, including fringe benefits tax. A salary packaging approach is followed, which allows each executive to select the level of superannuation and up to two motor cars as part of this package. All executive remuneration, including that of the CEO, is governed by the same package policy. Details of certain benefits made available to the CEO and the Specified Executives are outlined in the summary of the Service Agreements set out on pages 52–53.

At-risk remuneration – short term incentive (STI)

The STI program involves linking specific annual performance measures with the opportunity to earn cash rewards based on a percentage of fixed remuneration. The STI is specifically designed to reward executives for the successful achievement of individual, business unit, business group and Company performance measures over the financial year.

The STI performance measures for the CEO and the executives reporting directly to him are determined annually by the Board to reflect the strategic business objectives of the Company. Performance measures for other senior executives in the senior leadership team are approved by the CEO.

The Company and business unit STI performance measures contain threshold, target and stretch objectives. Threshold objectives must be met for any reward to be payable. To secure maximum STI reward, stretch objectives must be met.

The amount of STI which can be potentially earned by executives is set out in Table 6. It shows the percentage of fixed remuneration which may be earned under the STI if relevant performance measures are met.

Table 6 – Amount of STI which can be earned

| | % of fixed remuneration | | |
	Threshold performance	Target performance	Stretch performance
CEO	30%	60%	120%
Direct reports to the CEO	20% – 25%	40% – 50%	80% – 100%
Other executives	10% – 15%	20% – 30%	40% – 60%

Performance measures under the STI

The STI performance measures have been selected to provide a financial incentive to executives to improve the Company's performance and its productivity. The measures vary depending on the individual executive's position, and include both financial and non-financial measures.

Financial Measures:

- Underlying company profit after tax;
- Underlying business unit earnings before interest and tax;
- Underlying return on investment;
- Business efficiency; and
- Comparative store sales growth.

Non-Financial Measures:

- Team values and performance;
- Strategic initiatives relating to individual functional areas; and
- Safety.

Assessment of performance measures under the STI

The satisfaction of STI performance measures for the CEO and for direct reports to the CEO is assessed by the Board. In the case of other executives the STI performance measures are approved by the CEO. Financial performance measures are assessed based on the Company's financial results for the full financial year.

Safety performance is assessed at the end of each financial year on the basis of lost time injury frequency rate results. Team values are assessed by way of feedback based on confidential survey results from both peers and direct reports.

Performance against strategic initiatives is reviewed against internal strategic benchmarks.

Specific information relating to the percentage of the STI which was paid and the percentage that was forfeited for the CEO and Specified Executives are set out in Table 7.

Table 7 – STI paid for the 2005 financial year

CEO & Specified Executives	Actual STI payment[1]	Actual STI payment as % of stretch	% of stretch payment not achieved
John Fletcher	$1,549,218	57%	43%
Larry Davis[2]	$800,000	74%	26%
Tim Hammon	$430,353	66%	34%
Launa Inman	$361,671	70%	30%
Fraser MacKenzie	$448,826	59%	41%
Dawn Robertson	$377,408	32%	68%
Hani Zayadi	$821,690	58%	42%
Former executives			
Steven Cain[3]	–	0%	100%

1 STI constitutes a cash bonus granted during the 2005 financial year, determined following close of the 2005 financial year results and paid on 15 October 2005.

2 As a result of Mr Davis changing role from Managing Director Target to Managing Director Kmart, his new Service Agreement provides for a guaranteed minimum STI payment of $800,000 for the 2005 financial year.

3 Mr Cain ceased employment on 3 January 2005 and was not entitled to an STI payment for the 2005 financial year.

At-risk remuneration – long term incentive (LTI)

Performance Share Plan

The Senior Executive Performance Share Plan (SEPSP), approved by shareholders at the 2004 annual general meeting, is designed to link long-term executive reward with the growth in shareholder value. It is also designed to provide the Company with a mechanism to encourage the retention of strategically important senior executives.

The SEPSP provides for annual grants of performance shares to executives. A performance share is a right to acquire an ordinary share in the Company for no consideration. The performance shares vest if performance hurdles are achieved.

The number of performance shares granted to each executive is calculated by reference to the level of seniority of the executive and the market value of the Company's share price at the start of each financial year.

Summary of SEPSP

- *How often are offers to be made under the SEPSP?*
  Annually.

- *What are the applicable vesting principles?*
  No vesting in the first three years, then vesting to the extent that performance hurdles are satisfied. No opportunity for re-testing if performance hurdles are not met.

- *What is the performance measurement testing period?*
  The test period is a period of three financial years commencing on the first day of the financial year of the grant.

- *What are the performance hurdles?*
  Relative total shareholder return (TSR) and earnings per share (EPS) growth over the three-year test period.

  Each hurdle applies to 50% of the performance shares granted to each participant.

  For 100% of the performance shares to vest, both the TSR and EPS hurdles must be satisfied to the maximum extent.

- *What is TSR?*
  TSR measures changes in the market value of the Company's shares over the three-year test period and the value of dividends on the shares (dividends are treated as if they were re-invested).

- *Why was a TSR performance hurdle chosen?*
  The use of a TSR based hurdle:
  – ensures an alignment between comparative shareholder return and reward for the executive; and
  – provides a relative, external market performance measure, having regard to those companies with which the Company competes for capital, customers and talent.

- *What is the TSR performance hurdle?*
  The Company's TSR performance will be compared with the TSR performance of the top 50 industrial companies in the S&P/ASX Top 100 index over the three-year period.

- *What is the TSR performance hurdle vesting schedule?*
  Refer Table 8.

- *What is EPS?*
  Earnings per share is calculated by dividing the Company's earnings by the number of shares on issue to show the profit earned in terms of each share.

- *Why was an EPS performance hurdle chosen?*
  The EPS based hurdle:
  - is a fundamental indicator of financial performance, both internally and externally; and
  - links directly to the Company's long-term objective of growing earnings.

- *What does the EPS growth performance hurdle involve?*
  A comparison between the underlying earnings per share of the Company at the end of the three-year period tested against underlying earnings per share for the financial year prior to the grant of the performance shares.

- *What is the EPS growth performance hurdle vesting schedule?*
  Refer Table 9.

- *What holding requirement applies to shares?*
  Twelve months following vesting.

- *What rights attach to performance shares prior to vesting?*
  No right to participate in dividends or, in general, in new issues of shares by the Company.

- *Will shares be purchased on-market or new shares issued?*
  This will be decided at the time the performance shares vest, however the preference is to acquire the shares on market.

Vesting schedules

Performance shares subject to the TSR performance hurdle (TSR performance shares) will vest in accordance with the following table:

Table 8 – TSR hurdle vesting schedule

TSR target	% of TSR performance shares that vest
TSR below 51st percentile	Nil
TSR from 51st to 74th percentile	Progressive vesting on a straight line basis from 50% to 99%
TSR at or above 75th percentile	100%

The TSR hurdle is measured on an annual basis by Mercer Consulting Group.

Performance shares subject to the EPS performance hurdle (EPS performance shares) will vest in accordance with the following table:

Table 9 – EPS hurdle vesting schedule

EPS target	% of EPS performance shares that vest
EPS growth less than 12.5% pa compound	Nil
EPS growth at 12.5% pa compound	50%
EPS growth between 12.5% pa compound and 15% pa compound	Progressive vesting on a straight line basis from 51% to 99%
EPS growth at or above 15% compound	100%

Performance shares will lapse:

- if a participant ceases to be employed for any reason (except for death, disability, retrenchment or retirement) prior to the three-year testing date for a performance hurdle;

- if a participant has, in the opinion of the Board, acted fraudulently or dishonestly in the conduct of his or her duties; or

- if the performance hurdles are not met.

In general, if a participant ceases to be employed due to death, disability, retrenchment or retirement prior to the three-year testing date, pro rata vesting will occur, subject to performance hurdles being met. In this situation the performance hurdles will be tested at the next half or full financial year following cessation of employment.

Senior Executive Option Plan

Prior to the introduction of the SEPSP, the Company operated the Senior Executive Option Plan (SEOP), which provided for market-price options to be issued to senior executives. As some options granted under the SEOP still remain on issue (including those granted to the CEO), a description of the SEOP is set out below.

SEOP summary

- *How often were offers made under the SEOP?*
  Executives generally received one grant, which vests progressively over a five-year period. Supplementary grants were given to executives who were promoted.

- *What are the applicable vesting principles?*
  Subject to meeting performance hurdles, options will become exercisable in five annual tranches of 20% each. In general there is no vesting during the first two years at which point 40% may vest, followed by 20% for each of the next three years.

- *What is the performance measurement period?*
  Two to five years.

- *What were the performance hurdles?*
  TSR and EPS growth hurdles. The EPS hurdle is the same as described in Table 9. The TSR hurdle provides for progressive vesting between the 50th and 65th percentiles.

  Either of the performance hurdles may be achieved to meet the performance requirements under the SEOP.

  For the 1,500,000 options approved by shareholders in November 2003 for the CEO, 50% are subject to a TSR hurdle and 50% to an EPS hurdle. The TSR hurdle for these options is in accordance with the schedule shown in Table 8.

- *What was the expiry date of the options?*
  Five years from the date of grant.

  If the performance hurdle was not satisfied after five years the options lapsed.

- *What was the exercise price of the options issued?*
  The market price of a share in the Company at the time of issue of the option. Market price is the weighted average market sale price of the Company's shares on the ASX for ten consecutive trading days, prior to the day of issue.

Options lapse if performance targets are not achieved or if executives resign prior to completion of the required vesting periods. In cases where executives leave the Company as a result of death, disability, retirement or retrenchment, they are, subject to performance hurdles being met, entitled to options on a pro rata basis to the date of their departure.

At 31 July 2005, in general the TSR Performance hurdles for the SEOP were not met, however the EPS Performance hurdles were met in full.

C. Company performance – "The link with remuneration"

The benefits to the Company of attracting, retaining and motivating high calibre executives are demonstrated by the improvement in the Company's performance over the last five years.

In 2001 the Company faced a number of issues, particularly in the non-food businesses. Since that time the Company has embarked on a five-year turnaround program, with the experience and expertise of a committed senior executive team crucial to the delivery of this new strategic direction.

This five-year turnaround program has resulted in a steady increase in returns to shareholders with underlying net profit increasing from $333.0 million in 2001 to $678.1 million in 2005. The share price has increased from $6.32 per share on 1 August 2001 to $9.37 per share on 1 August 2005, adding an extra $3.7 billion to the value of the Company over that period.

The Company's continued performance improvement over the last five-years has also allowed for the return of $700 million in excess capital to shareholders during the 2005 financial year through a combined on-market/off-market share buy-back.

Figures 1 and 2 show the increase in underlying net profit and the dividends paid over a five-year period.

Since part of the at-risk remuneration for senior executives is linked to Company performance, the increase in returns to shareholders over the last five years has meant that payments made from the at-risk component of senior executives' remuneration has also generally increased.

In 2001, relatively poor performance ($333.0 million underlying net profit) meant that only minimal short-term incentive payments were made to senior executives. However, as performance has improved – with double-digit earnings growth each year since 2002, so too have senior executives met financial performance measures and been able to realise proportionally more of their at-risk remuneration.

In 2005 the stretch targets for senior executive short-term incentive payments were extremely challenging, and while record underlying NPAT was delivered – with corresponding improvement in returns to shareholders – short-term incentive payments were affected by the underperformance of some segments within the Group.

Figure 3 measures the underlying EPS required each year to satisfy the EPS performance hurdle for the 2001 SEOP offer, against the actual underlying EPS. As the actual underlying EPS have steadily increased each year, this performance hurdle has generally been met, thereby allowing executives to exercise options. The EPS hurdle was not met in 2002, however the first tranche of these options did not become exercisable until 2003, and therefore the 2002 results did not affect these options.

Under the rules of the SEOP if the EPS hurdle has been met, then it is not necessary to measure the alternate hurdle, being TSR. However, under the new SEPSP, both EPS and TSR hurdles will be required to be met in order to receive the full performance share entitlement.

Figure 1



Figure 2



Figure 3



Remuneration Report (continued)

D. Service Agreements

The remuneration and other terms of employment for the CEO and the Specified Executives are formalised in Service Agreements.

Except as detailed below, the Service Agreements for the Specified Executives provide for the following:

- termination on 12 months notice from the Company (or payment in lieu of notice) and 6 months notice of termination from the executive;
- in the event of termination of employment for any reason, the Specified Executives (other than the Chief Executive Officer) are prohibited from engaging in activity that would compete with the Company for a period of 12 months;
- entitlement to CML point-of-sale discount benefits;
- payment by the Company for other common expatriate costs such as taxation advice and return trips to the Specified Executive's home country in the first few years of employment with the Company, as well as reasonable costs of relocating back to their home country upon cessation of employment;
- termination of the contract by the Company without notice in circumstances warranting summary dismissal;
- participation in the Company's STI program dependent on continued service with the Company; and
- grant of options and/or performance shares.

John Fletcher

Mr Fletcher's current Service Agreement is for a minimum fixed term to 9 September 2006. On 11 February 2005, the Board extended the term of his appointment so that after 9 September 2006 his employment will continue until terminated by either Mr Fletcher or the Company giving 12 months' written notice. In addition, Mr Fletcher may terminate his employment immediately in the event of a "fundamental change" to his role (such as ceasing to be the most senior executive in the Group, ceasing to be the Managing Director, a substantial diminution in his responsibilities or authority or a demonstrable inability to work with the Board of the Company). In conjunction with the extension of his Service Agreement on 11 February 2005, Mr Fletcher has agreed not to give notice that would result in his employment terminating before 9 September 2007.

If Mr Fletcher's employment ceases in the first half of a financial year, no STI will be payable in respect of that full financial year. If his employment ceases in the second half of a financial year, STI will be payable in respect of that full financial year to the extent the relevant performance conditions are met and will be paid on a pro rata basis having regard to the portion of that financial year that has elapsed.

On commencement of his employment, Mr Fletcher was granted 2,500,000 options. These options are exercisable in five tranches in September each year, subject to the satisfaction of at least one of the performance hurdles as described on page 50. In November 2003, shareholders approved Mr Fletcher being granted an additional 1,500,000 options, exercisable in two equal tranches in September 2005 and September 2006. The performance hurdles applying to these particular options were changed during the 2005 financial year to make them consistent with those applying to the performance shares (see Tables 8 and 9). There was no impact on his remuneration as a result of this change. Unless the Board decides otherwise, the CEO's options expire one year after the date Mr Fletcher ceases employment with the Company.

As a result of Mr Fletcher's contract being extended on 11 February 2005, and subject to shareholder approval at the 2005 annual general meeting, Mr Fletcher will be allocated 170,000 performance shares under the terms of the SEPSP. See pages 49 and 50 for further details regarding this plan.

Larry Davis

Mr Davis' options are subject to service hurdles only as a retention mechanism and were based on a need to replicate similar conditions that applied in North America in relation to share option plans.

As a result of Mr Davis changing roles from Managing Director Target to Managing Director Kmart, his new Service Agreement provides for a guaranteed minimum STI payment of $800,000 for the 2005 financial year, conditional on continued service with the Company.

Mr Davis is entitled to six business class return airfares to the United States each year up until September 2005.

Mr Davis is entitled to reasonable costs of relocating from Geelong to Melbourne.

Fraser MacKenzie

Mr MacKenzie's Service Agreement is for a minimum fixed term to 30 April 2007. The Company is able to terminate his employment but must pay the balance of the contract period from the date of notice of termination to 30 April 2007.

If Mr MacKenzie's employment ceases on 30 April 2007 due to retirement, he will be entitled to a pro rata STI bonus for the 2007 financial year.

Mr MacKenzie is also entitled to reasonable relocation costs back to Sydney upon termination of employment.

Launa Inman

Ms Inman's Service Agreement includes reasonable costs of locating to Geelong if Ms Inman chooses to do so (the Target head office is located in Geelong).

Minimum STI bonus for the 2005 financial year was based on the full year's results for Officeworks (Ms Inman was the Managing Director of Officeworks until 14 February 2005).

Dawn Robertson

The Service Agreement for Ms Robertson includes a retention payment of US$200,000 payable on 1 June 2007, and a pro rata STI payment on termination.

Ms Robertson is entitled to three business class return airfares to the United States for herself and each of her dependent children each year until December 2006.

Ms Robertson is required to give the Company 12 months notice of termination.

Hani Zayadi

Mr Zayadi's options are subject to service hurdles only as a retention mechanism and were based on a need to replicate similar conditions that applied in North America in relation to share option plans.

Mr Zayadi will be paid an amount not less than 50% of his STI entitlement on termination, unless termination is for poor performance which has not been rectified.

As a result of Mr Zayadi changing roles from Managing Director Kmart to Group Managing Director, Food Liquor and Fuel, his new service agreement provides for a guaranteed minimum STI payment of $800,000 for the 2005 financial year, conditional on continued service with the Company.

Mr Zayadi was entitled to a retention payment of US$150,000, payable on 1 August 2005.

Mr Zayadi is entitled to six business class return airfares to Canada each year until August 2005.

E. Remuneration paid and other specific disclosures

Details of the remuneration paid to the CEO and the Specified Executives during the 2005 financial year are set out in the following table.

Table 11 – Remuneration for 2005 and 2004 financial years

		Primary			Post employment	Equity[1]		Other benefits		
	Year	Fixed remuner-ation	STI	Non-monetary benefits[2]	Super-annuation benefits[3]		% of Total remuner-ation	Termination benefits[6]	Other[4]	Total
John Fletcher	2005	$2,267,357	$1,549,218	$2,379	–	$608,481	13.7%	–	–	$4,427,435
	2004	$2,288,953	$2,412,705	$2,956	$8,250	$628,065	11.8%	–	–	$5,340,929
Larry Davis	2005	$1,311,225	$800,000	$61,747	–	$288,590	11.7%	–	–	$2,461,562
	2004	$1,052,878	$835,232	$99,786	–	$443,686	18.2%	–	–	$2,431,582
Tim Hammon	2005	$778,849	$430,353	–	$11,631	$123,990	9.2%	–	–	$1,344,823
	2004	$768,988	$800,037	–	$11,050	$230,842	12.7%	–	–	$1,810,917
Launa Inman[5]	2005	$573,266	$361,671	–	$37,946	$89,260	8.4%	–	–	$1,062,143
Fraser MacKenzie	2005	$778,732	$448,826	–	$11,631	$104,014	7.7%	–	–	$1,343,203
	2004	$717,904	$725,960	–	$11,967	$178,287	10.9%	–	–	$1,634,118
Dawn Robertson	2005	$1,498,048	$377,408	$171,042	$11,631	$362,823	13.5%	–	$260,992	$2,681,944
	2004	$1,439,585	$806,032	$205,139	–	$575,409	17.4%	–	$276,345	$3,302,510
Hani Zayadi	2005	$1,743,852	$821,690	$205,865	–	$319,219	9.9%	–	$146,771	$3,237,397
	2004	$1,355,292	$799,726	$208,934	–	$489,240	16.3%	–	$146,771	$2,999,963
Steven Cain	2005	$749,518	–	–	–	–	0%	$2,362,384	$1,500,000	$4,611,902
	2004	$1,414,123	$1,159,110	–	–	$664,142	17.8%	–	$500,000	$3,737,375
Total remuneration – Specified Executives[7]										
	2005	**$7,433,490**	**$3,239,948**	**$438,654**	**$72,839**	**$1,287,896**	**7.7%**	**$2,362,384**	**$1,907,763**	**$16,742,974**
	2004	$6,748,770	$5,126,097	$513,859	$23,017	$2,581,606	16.2%	–	$923,116	$15,916,465

1 In accordance with the requirements of Accounting Standards, remuneration includes a proportion of the notional value of equity instruments granted or outstanding during the year. The notional value of equity instruments is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to, or indicative of the benefit (if any), that individual executives may ultimately realise should the equity instruments vest. The notional value of performance shares for 2005 and options for 2004 as at the date of their grant has been determined in accordance with AASB 1046A. Equity instruments have been valued by independent valuers. Performance shares valued in 2005 have been valued using the Monte-Carlo pricing model, which incorporates market based performance conditions such as TSR. In prior years, options granted have been valued using the Black-Scholes pricing model. Where options are subject to performance conditions, a 50% probability has been applied to the Black-Scholes valuation. Amortisation of performance shares and options is included for disclosure purposes only. It is not included in the Statement of Financial Performance, as the amortisation does not result in a cost to the Company.

2 Non-monetary items include costs relating to motor vehicles, accommodation, travel, insurance, and tax planning that have been paid by the Company on behalf of the Specified Executive (see pages 52–53 for further details).

3 The Company is not required to make superannuation contributions in respect of overseas nationals who hold certain business visas.

4 The other benefits figures include sign-on bonuses and payments for continued service. There will be additional benefits in future years if continued service conditions are fulfilled. Other benefits have been presented on an accruals basis in accordance with

AASB 1046A (see pages 52–53 for further details regarding Service Agreements). For 2004, other benefits for Mr Cain included sign-on bonuses and payments for continued service presented on an accruals basis. Mr Cain ceased employment on 3 January 2005 and the balance of the sign-on bonus and payment for continued service not previously accrued was recognised in 2005.

5 Ms Inman commenced her role as Managing Director Target on 14 February 2005. Prior to this date she was employed as the Managing Director Officeworks. Ms Inman's previous role involved a lesser degree of authority than the current position and, therefore, AASB 1046A did not require the disclosure of Ms Inman's remuneration for 2004. In accordance with the requirements of AASB 1046A the remuneration received by Ms Inman during 2005 whilst Managing Director of Target was $281,224 (fixed remuneration), $19,980 (superannuation), $40,179 (equity) and $162,800 (STI).

6 Mr Cain, former Group Managing Director Food, Liquor and Fuel, ceased employment on 3 January 2005. His termination benefits include a termination payment of 12 months salary ($1,800,000) in lieu of notice. The Company will also pay $10,000 for legal fees and $20,350 for financial advice. In addition, Mr Cain will receive an amount of $282,639 in exchange for agreeing to extend his restraint period from 12 months to 18 months. The termination benefit shown in Table II also includes an amount of $249,395, being the unamortised portion of options vested.

7 The total remuneration is for the Specified Executives only and does not include Mr Fletcher. In accordance with Accounting Standards Mr Fletcher's remuneration is included in the Specified Directors total shown in Table 4 on page 46.

Details of the options and performance shares provided as remuneration to each director of the Company and each of the Specified Executives are set out in Table 12.

Table 12 – Performance shares granted as remuneration and details of options vested, exercised or lapsed during the year

	Type [1]	Grant date	Exercise price	Expiry date	Balance at 25 July 2004	Granted during the year	Exercised during year	Lapsed during year	Balance at 31 July 2005	Vested during the year	Vested and exercisable at 31 July 2005	Future financial years that grant may vest [2]
John Fletcher	Opt	Sep '01	$6.33	Cess +1	2,500,000	–	1,000,000	–	1,500,000	500,000	500,000	500,000: 2005/06 500,000: 2006/07
	Opt	Nov '03	$7.53	Cess +1	1,500,000	–	–	–	1,500,000	–	–	750,000: 2005/06 750,000: 2006/07
Larry Davis	Opt	Sep '01	$6.28	Cess +1	1,500,000	–	900,000	–	600,000	300,000	–	300,000: 2005/06 300,000: 2006/07
	PS	Jun '05	Nil	Sep '07	–	76,000	–	–	76,000	–	–	76,000: 2007/08
Tim Hammon	Opt	Dec '98	$4.50	Oct '06	45,000	–	45,000	–	–	–	–	–
	Opt	Oct '01	$4.50	Apr '07	100,000	–	100,000	–	–	–	–	–
	Opt	Apr '00	$6.46	Jun '07	115,000	–	–	115,000	–	–	–	–
	Opt	Feb '02	$7.66	Nov '06	745,000	–	–	–	745,000	149,000	447,000	149,000: 2005/06 149,000: 2006/07
	PS	Jun '05	Nil	Sep '07	–	43,400	–	–	43,400	–	–	43,400: 2007/08
Launa Inman	Opt	Feb '02	$7.66	Nov '06	170,000	–	102,000	–	68,000	34,000	–	34,000: 2005/06 34,000: 2006/07
	Opt	Jul '04	$8.43	Nov '09	210,000	–	–	–	210,000	–	–	84,000: 2006/07 42,000: 2007/08 42,000: 2008/09 42,000: 2009/10
	Opt	Apr '00	$6.46	Jun '07	50,000	–	–	50,000	–	–	–	–
Fraser MacKenzie	Opt	Sep '02	$5.88	Nov '07	860,000	–	344,000	–	516,000	344,000	–	172,000: 2005/06 172,000: 2006/07 172,000: 2007/08
Dawn Robertson	Opt	May '02	$6.44	Nov '07	2,500,000	–	1,000,000	–	1,500,000	1,000,000	–	500,000: 2005/06 500,000: 2006/07 500,000: 2007/08
Hani Zayadi	Opt	Aug '01	$6.21	Cess +1	1,500,000	–	500,000	–	1,000,000	500,000	–	500,000: 2005/06 500,000: 2006/07
	PS	Jun '05	Nil	Sep '07	–	76,000	–	–	76,000	–	–	76,000: 2007/08
Steven Cain	Opt	Aug '03	$7.28	Nov '05	3,000,000	–	–	2,143,561	856,439	–	–	856,439: 2005/06

(Cess +1 = cessation of employment plus one year)

1 Opt = option; PS = performance share.

2 The maximum value in future years will be based on the share price at the time of vesting less any exercise price payable. The minimum possible total value of the grant of performance shares is nil. No percentage of any grants in this financial year has been paid to these executives or forfeited by these executives in the current financial year.

Remuneration Report (continued)

In accordance with Section 300A of the Corporations Act, Table 13 shows the value of options/performance shares granted during the year as part of remuneration for the CEO and the Specified Executives, the value of any options exercised during the year (calculated at the date of exercise) and the value of any options that lapsed during the year (calculated at the date of lapse).

Table 13 – Value of options granted, exercised and lapsed during the year

	Grant Date	Value of option/ performance share granted[1]	Value at date of exercise[2]	Value at date of lapse[2]	Total
John Fletcher	Sep '01	–	$2,990,000	–	$2,990,000
	Nov '03	–	–	–	–
Larry Davis	Sep '01	–	$2,994,000	–	$2,994,000
	Jun '05	$427,500	–	–	$427,500
Tim Hammon	Dec '98	–	$212,850	–	$212,850
	Oct '01	–	$473,000	–	$473,000
	Apr '00	–	–	($346,150)	($346,150)
	Feb '02	–	–	–	–
	Jun '05	$244,125	–	–	$244,125
Launa Inman	Feb '02	–	$165,920	–	$165,920
	Jul '04	–	–	–	–
	Apr '00	–	–	($150,500)	($150,500)
Fraser MacKenzie	Sep '02	–	$1,300,320	–	$1,300,320
Dawn Robertson	May '02	–	$3,318,612	–	$3,318,612
Hani Zayadi	Aug '01	–	$1,570,000	–	$1,570,000
	Jun '05	$427,500	–	–	$427,500
Steven Cain	Aug '03	–	–	($5,530,387)	($5,530,387)

1 The value of each option and performance share granted is in accordance with Accounting Standards.

2 Value determined based on the market price of the Company's securities at the relevant date of exercise or the date of lapse.

Directors' Declaration

The directors' declare that in their opinion, the concise financial report of the CML Group for the year ended 31 July 2005 as set out in pages 27 to 39 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 31 July 2005.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position, and financing and investing activities of the CML Group as the full financial report, which is available on request.

This declaration is made in accordance with a resolution of the directors of Coles Myer Ltd.



Richard Allert

Chairman

John Fletcher

**Managing Director and
Chief Executive Officer**

Melbourne,
22 September 2005

Auditor's Independence Declaration

As lead auditor for the audit of Coles Myer Ltd. for the year ended 31 July 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Coles Myer Ltd. and the entities it controlled during the year.



Dale McKee

**Partner
PricewaterhouseCoopers**

Melbourne
22 September 2005

Independent audit report to the members of Coles Myer Ltd.

Audit opinion

In our opinion, the concise financial report of Coles Myer Ltd. for the year ended 31 July 2005 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the consolidated statement of financial position, consolidated statement of financial performance, consolidated statement of cash flows, financial statement discussion and analysis of and notes to the concise financial statements, and the Directors' Declaration for Coles Myer Ltd. (the Company) for the year ended 31 July 2005.

The directors of the Company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We also performed an independent audit of the full financial report of the Company for the financial year ended 31 July 2005. Our audit report on the full financial report was signed on 22 September 2005, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

We formed our audit opinion on the basis of these procedures, which included:

*   testing that the information included in the concise financial report is consistent with the information in the full financial report, and

*   examining, on a test basis, information to provide evidence supporting the amounts, financial statement discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001.*



PricewaterhouseCoopers

Dale McKee
Partner
Melbourne
22 September 2005

Top 20 Shareholders as at 9 September 2005

Ordinary shares	Number of shares	%
1. Westpac Custodian Nominees Limited	134,808,372	10.89
2. J P Morgan Nominees Australia Limited	108,181,734	8.74
3. National Nominees Limited	79,695,025	6.44
4. Premier Investments Limited	69,500,000	5.61
5. Citicorp Nominees Pty Ltd	61,598,633	4.97
6. M F Custodians Ltd	37,018,684	2.99
7. ANZ Nominees Limited	34,799,229	2.81
8. RBC Global Services Australia Nominees Pty Limited	32,961,708	2.66
9. Queensland Investment Corporation	20,116,699	1.62
10. Cogent Nominees Pty Limited	14,369,901	1.16
11. Australian Foundation Investment Company Limited	11,599,599	0.94
12. Coles Myer Employee Share Plan Ltd.	9,641,270	0.78
13. AMP Life Limited	8,132,480	0.66
14. Karedis Nominees Pty Limited	8,037,000	0.65
15. Government Superannuation Office	7,844,057	0.63
16. HSBC Custody Nominees (Australia) Limited	5,969,826	0.48
17. Victorian Workcover Authority	5,172,792	0.42
18. Transport Accident Commission	3,616,601	0.29
19. Perpetual Trustee Company Limited	3,548,836	0.29
20. Argo Investments Limited	2,765,820	0.22
	659,378,266	53.25

(Number of fully paid ordinary shares: 1,238,236,567)

Shareholders Analysis

Substantial shareholders

The names of substantial shareholders in CML and the number of shares in which each has an interest as disclosed in substantial shareholder notices given to CML as at 9 September 2005 were as follows:

S. Lew Custodians Pty. Ltd. and its associates	69,530,160

Distribution of holdings

Number of holders (and number of securities) by size of holding at 9 September 2005 were as follows:

	Ordinary shares		Executive partly paid shares		Executive share options		Performance Shares	
Size of holding	Holders	Securities	Holders	Securities	Holders	Securities	Holders	Securities
1–1,000*	296,801	170,918,580	1	1,000	1	132		
1,001–5,000	91,010	181,601,158	11	35,000	8	29,933	20	46,500
5,001–10,000	9,620	66,544,777	5	38,000	7	44,390	85	636,225
10,001–100,000	5,336	106,601,851			539	19,800,959	27	734,200
100,001 and over	198	712,570,201			30	13,156,839		
	402,965	**1,238,236,567**	**17**	**74,000**	**585**	**33,032,253**	**132**	**1,416,925**

* 11,764 ordinary shareholders holding a total of 178,222 shares held less than the marketable parcel of $500.

Shareholder Information

Shareholder enquiries

Investors seeking information about their shareholding should contact the Company's Share Registry. Shareholders should have their Securityholder Reference Number (SRN) or Holder Identification Number (HIN) available when contacting the Share Registry.

Share Registry contact details

Coles Myer Ltd. Share Registry
c/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000, or
GPO Box 4415
Melbourne Victoria 8060

Telephone (within Australia): 1300 130 278
Telephone (outside Australia): +61 3 9615 9134
Fax: +61 3 9615 9900
Email: colesmyer@asxperpetual.com.au

Shareholders on-line

www.asxperpetual.com.au/colesmyer

The ASX Perpetual Registrars website provides CML shareholders with the following information:

- balances of current and previous holdings;
- your current communication election;
- your dividend information; and
- whether your TFN or ABN has been quoted.

You can also access dividend statements on-line and update your details.

Voting rights

- Fully paid ordinary shares – entitle the holder to one vote, except on a poll where each share is entitled to one vote.
- Executive partly paid ordinary shares – no vote until fully paid.

Dividends

A fully franked final dividend of 17.0 cents per share will be paid on all fully paid ordinary shares on the Share Registry at 17 October 2005 (record date). The dividend is payable on 14 November 2005. Shareholders may have their dividends paid directly into any bank or building society account within Australia by advising their details to the Company's Share Registry.

Company Secretaries

Tim Hammon, LLB, BComm

Mr Hammon is Chief Officer, Corporate and Property Services. Prior to joining CML in 1996 he had 18 years experience with the law firm Mallesons Stephen Jacques, including several years as Managing Partner of its Melbourne and Sydney offices.

Peter Patterson, LLM, FCIS

Mr Patterson is Deputy Company Secretary. Prior to joining CML in 2003, his previous roles included Company Secretary and General Counsel of Bonlac Foods Limited and Crane Group Limited.

US Listing

Coles Myer Ltd. ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares and are traded under the symbol 'CM'. The agent is:

Citicorp Shareholder Services
PO Box 2502
Jersey City, New Jersey 07303-2502

Telephone: +1 877 248 4237
Fax: +1 203 324 3284

How to Contact Us

Coles Myer Ltd. Registered Office

800 Toorak Road
Tooronga Victoria 3146, Australia

Telephone: +61 3 9829 3111
Facsimile: +61 3 9829 6787

Website

The Annual, Full Financial and Corporate Social Responsibility Reports are available on our website:

www.colesmyer.com

Coles Myer Investor Relations

800 Toorak Road
Tooronga Victoria 3146, Australia.

Email: investor.relations@colesmyer.com.au
Telephone: +61 3 9829 4521
Facsimile: +61 3 9829 5424

2005 Annual Report

The 2005 Annual Report is a concise summary of our activities and financial position.

The Concise Financial Statements is derived from the Financial Report. These statements cannot be expected to provide as full an understanding of the financial performance, financial position and investing activities of the CML Group as the Financial Report. You may obtain a copy of the Financial Report (see above for contact details).

In the Annual Report 2005, the expression 'CML Group' refers to Coles Myer Ltd. and its controlled entities as a whole.

The financial year is for the 53 weeks ended 31 July 2005. Reference in this report to "a year" is to the financial year ended 31 July 2005 unless otherwise stated. All figures are expressed in Australian currency unless otherwise stated.

Revenues and expenses are recognised net of the amount of Goods and Services Tax.

Coles Myer Ltd. ABN: 11 004 089 936

Printed on Monza Recycled Art Paper, with 55% recycled content and balance from sustainable plantation timbers. No elemental chlorine was used during paper manufacture.

Designed by Perspexa.   Photography by James Braund.





Coles Myer Ltd.